FORM 6-K

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **April, 2006**

Commission File Number **000-30224**

4-3-06

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ ]..... Form 40-F...[X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Stephen Taylor
Chief Financial Officer

Date April 24, 2006

CRYPTOLOGIC®


Around The World


BEJEWELED


MILLIONAIRES CLUB

10 YEARS OF E-GAMING EXCELLENCE

2005 ANNUAL REPORT





THE NUMBERS SPEAK FOR THEMSELVES

NO. 1

I-GAMING SOFTWARE PROVIDER AWARD

35%

REVENUE GROWTH

50%

EARNINGS GROWTH

CRYPTO**LOGIC**®

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of a very few companies with gaming software that is certified to strict standards similar to land-based gaming.

➔ WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue-chip customer base. In addition to a broad product portfolio of Internet-based casino games, player-to-player poker, and multi-player bingo, WagerLogic offers e-cash management and customer care services in multiple currencies and multiple languages for a total online gaming solution.

➔ CryptoLogic's common shares trade on the Toronto Stock Exchange (symbol: CRY), the NASDAQ National Market (symbol: CRYP) and on the Main Market of the London Stock Exchange (symbol: CRP).


SCORECARD
You won $5.00!
EUROPEAN
SUPER JACKPOT
OPEN SEAT

INTERNATIONAL DIVERSIFICATION

OBJECTIVES	2005 SCORECARD	2006 GOALS
Grow organically with core group of existing licensees	➔ Achieved record revenue and earnings, all driven by existing customers	Grow organically with existing licensees
Selectively target 1-2 substantial international licensees	➔ Launched new Greek-language poker site for existing UK customer, William Hill ➔ Renewed multi-year agreement with existing UK customer, ukbetting, for both poker and casino ➔ Signed no new customers	Target 1-2 new licensees that meet select criteria
Maintain geographic diversity near 2004 level of 60% of licensees' revenue from international sources	➔ Over 65% of licensees' revenue from international markets, a steady rise from 30% in 2001 ➔ UK and Continental Europe together rose to over 60% of revenue	Maintain geographic diversity in key global markets
Target selective acquisitions	➔ Continued to assess potential accretive, strategic opportunities	Pursue selective acquisitions

MARKET-ORIENTED SOLUTIONS

OBJECTIVES	2005 SCORECARD	2006 GOALS
Expand and enhance product and service offering directed at: casino, poker, system infrastructure and back-office solutions	➔ Launched over 20 new casino games including our own patented Millionaires Club™ slot, offering million-dollar-plus online jackpots ➔ Exclusive Internet casino developer for Bejeweled, and Marvel-themed games: Hulk, Daredevil, X-Men, Blade, Punisher ➔ Expanded poker offering with high-speed Lightning™ games and 10 new lower-limit stake levels ➔ Introduced sophisticated business intelligence, data mining and marketing support tools	Deliver market-differentiated offerings in core casino and poker markets
Grow online poker to more than 25% of total revenue	➔ Grew online poker to 31% of 2005 revenue, up from 19% in 2004 ➔ Grew to over 8,000 concurrent online poker players, up from over 4,500 a year ago	Achieve double-digit revenue growth for both Internet poker and Internet casino
Exceed poker industry growth rate	➔ 126% year-over-year increase in Internet poker fees, exceeding industry growth rate of 86%*	Exceed industry growth rate in core casino and poker markets

*Global Betting and Gaming Consultants, December 2005.

REGULATORY LEADERSHIP

OBJECTIVES	2005 SCORECARD	2006 GOALS
Continue regulatory investment	✦ Continued to invest in regulatory compliance as one of the few software providers with government-approved gaming software	Continue regulatory investment
Position for UK regulation	✦ Continued investments to position for a regulated UK market ✦ Continued to offer input in the drafting of the codes for the new UK regulatory regime to be effective by September 2007	Position for a regulated UK market

FINANCIAL PERFORMANCE & SHAREHOLDER VALUE

OBJECTIVES	2005 SCORECARD	2006 GOALS
Continue growth in operating profits and cash generation	✦ Achieved 35% revenue growth; earnings and diluted EPS up 50% and 45% respectively ✦ Attained US$73.6 million in working capital ✦ 40% increase in quarterly dividend to US$0.07 per common share (US$0.28 annual rate)	Achieve 20% revenue and earnings growth Achieve in excess of 20% net margins and ROE Continue growth in cash generation
Expand UK shareholder base	✦ Placed approximately 8% of then issued share capital with major UK institutions in January 2005 ✦ Continued to raise profile and build relationships with UK investment community	Expand UK shareholder base

A DECADE OF PROVEN PERFORMANCE

FOUNDED IN 1995, CRYPTOLOGIC HAS DELIVERED A RECORD OF CONSISTENT OPERATING PROFITS, CASH GENERATION, A STRONG BALANCE SHEET AND SOLID MARGINS[2].


REVENUE
(US$ millions)
$0.1
$12.4
$22.1
$31.0
$34.4
$43.6
$34.4
$44.2
$63.7
$86.3
96 97 98 99 00 01 02 03 04 05


EBITDA[1]
(US$ millions)
($0.4)
$9.1
$14.4
$20.2
$14.8
$17.4
$8.6
$11.5
$17.3
$22.3
96 97 98 99 00 01 02 03 04 05


WORKING CAPITAL[3]
(US$ millions)
$0.4
$7.7
$24.3
$44.2
$55.3
$54.3
$35.8
$44.7
$62.8
$73.6
96 97 98 99 00 01 02 03 04 05

[1] Refer to EBITDA note in Management's Discussion and Analysis, page 23
[2] Founded in 1995, CryptoLogic software was launched with its first customer in November 1996.
[3] Refer to Working Capital definition on page 58.

10 YEARS OF INTEGRITY


Littlewoods
POKER
$985.98
PAID $0.00
TOTAL

1

OF THE FIRST PUBLIC E-GAMING COMPANIES, AND AMONG THE FIRST TO GAIN GOVERNMENT CERTIFICATION – A RECORD OF TRANSPARENCY, DISCLOSURE AND REGULATORY LEADERSHIP

1ST

MAJOR BRAND NAME OPERATOR SIGNED IN 1999, AND TODAY WE WORK WITH SOME OF THE "BEST OF THE BEST" BLUE-CHIP GAMING COMPANIES IN THE WORLD

10 YEAR

RECORD OF CONSISTENT OPERATING EARNINGS AND CASH GENERATION



MESSAGE TO OUR SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS

In 2005, CryptoLogic celebrated a decade as a world-leading, blue-chip e-gaming software company – a major milestone in our young and growing industry. We have evolved from a pioneer to a market leader in the global Internet gaming industry. That means . . .

10 YEARS OF INNOVATION – in which CryptoLogic has been at the forefront of delivering state-of-the-art gaming software in step with the increasingly sophisticated needs of the online player.

10 YEARS OF INTEGRITY – in which CryptoLogic was one of the world's first publicly traded Internet gaming companies. We have led the move towards a regulated e-gaming market for the protection of players and integrity of our industry. We have led the way working with an exclusive group of the world's most trusted gaming and entertainment brands.

10 YEARS OF PERFORMANCE – in which CryptoLogic has delivered a record of growth and increasing financial results, even in times of challenges, change and opportunities.

OUR **INNOVATION, DIVERSIFICATION** AND **DISCIPLINE** IN EXECUTING OUR STRATEGY HAVE TRANSLATED INTO **CONSISTENT** PROFITABLE GROWTH FOR CRYPTOLOGIC.

Internet gaming is here to stay. The industry has grown dramatically over 10 years – and promises exciting growth for years to come. Worldwide online gaming revenue topped US$12 billion in 2005, and should double to US$24 billion by 2010[4]. While this is an impressive number, e-gaming will only be about 7%[4] of total global gaming revenue in five years' time – pointing to vast potential.

The industry landscape has evolved significantly since inception. As Internet gaming has increased in sophistication, so have its players. Competition for players' attention and "share of wallet" is intensifying.

To succeed in today's e-gaming software business, you need to innovate constantly. You need a diversified business to capitalize on the major markets for Internet gaming. You need a disciplined strategy. You need to deliver consistency over time. It is these characteristics that differentiate CryptoLogic.


1995 – 2005

Lewis N. Rose
President and Chief Executive Officer

[4] *Global Betting and Gaming Consultants, December 2005*

INNOVATION

NEW GAMES BREAK NEW GROUND - AND FUEL NEW GROWTH

Over the past decade, Internet gaming has grown into a sophisticated business. Today's players can choose from over 1,100 gaming sites[5].

At CryptoLogic, we conduct extensive player research and competitive benchmarking to develop the games players want to play, and enhance profitability for our licensees. The result: we offer a comprehensive game portfolio that boasts some of the most popular casino and poker games online. That means more value, more games, and ultimately, a better entertainment experience for players.

In 2005, we launched more than 20 new casino games - breaking new ground with unique, first-to-market offerings and exclusive entertainment brands. We were the first and only provider to incorporate the world-famous Marvel Super Heroes into "play-for-real" games, and the first to develop a slot version of Bejeweled, one of the world's most popular online games. We offered some of the biggest online jackpots in history through our own patented game, Millionaires Club™ - *one lucky UK winner won US$1.77 million* on a 90-cent bet!

We introduced unique concepts to our Internet poker software, including our SIXPAK™ "final table" tournament option and high-speed Lightning™ games. With 10 new game levels, CryptoLogic has one of the most extensive poker offerings on the Internet. Our central poker network shared by our licensees now attracts more than 9,000 concurrent (primarily real money) players online - reinforcing its rank among the five highest revenue-generating rooms on the Internet.

In our competitive industry, you need more than great games to develop a sustainable base of players. That's why we have enhanced our back-office with improved business intelligence and data mining solutions to help our licensees retain and re-activate players. By offering more than *160 casino table and slot games, player-to-player* poker, multi-player bingo, an e-cash management system and multi-language customer support, our total, turnkey offering has a broad appeal that strengthens player loyalty. Indeed, we were recently named I-Gaming Software Provider of the Year at the 2006 UK Gambling Awards.

After 10 years in business, we know that innovation drives profitability. With 11% year-over-year growth in online casino fees, and 126% year-over-year growth in online poker fees, CryptoLogic's results reflect our strengthening market leadership in these core sectors.

TOTAL ESTIMATED GLOBAL GAMING REVENUE

(US$ billions)


I-Gaming
Total Global Gaming
$202
$212
$226
$247
$258
$271
$285
$301
$314
$326
$5
$6
$7
$9
$12
$15
$18
$20
$22
$24
01
02
03
04
05
06E
07E
08E
09E
10E

US$24B

US$24 BILLION OF INTERNET GAMING *FORECAST IN 2010 – UNDERLYING* VAST POTENTIAL, JUST 7% OF TOTAL GLOBAL GAMING.

Source: Global Betting and Gaming Consultants, December 2005

DIVERSIFICATION

ACROSS KEY CUSTOMERS, PRODUCTS AND MARKETS

Over the past decade - *and the past three years in particular* - CryptoLogic has diversified its business to capitalize on some of the world's most lucrative Internet gaming markets - by geography, customers and products.

In the US, the regulatory climate remains uncertain for online gaming. The debate - regulation versus prohibition - persists, *and no resolution is expected any time soon.* That's why CryptoLogic has geographically diversified its business in the markets most favourable to Internet gaming.

[5] Casino City

INTERCASINO William HILL www.williamhillcasino.com www.williamhillpoker.com Littlewoods CASINO COM ukbetting plc RITZ CLUB ONLINE LONDON betfairpoker SunPoker POKER PLEX www.pokerplex.com

The numbers point to the success of our global strategy. Our licensees' revenue from international players exceeded 65% of 2005 revenue, continuing a steady rise from 30% in 2001. The UK and Continental Europe remain the largest contributors.

We recognized early that Europe would be the next major growth region in online gaming. In particular, the UK has emerged as the global centre for interactive gaming, offering a favourable legislative environment. As a result, we have focused on working with some of the best European gaming organizations – customers with established player bases to cross-market games and the financial resources and commitment to market their sites.

CryptoLogic continues to seek new customers – provided they meet our strict criteria. While there are more than a thousand e-gaming operators, we aim to do business with the "best of the best". Although no new customers were added in 2005, we strengthened relationships with existing customers and continued to achieve strong organic growth. ukbetting, Europe's largest online sports content network, recently renewed and extended its agreement for both our poker and casino software. We also launched a new Greek-language poker site for William Hill.

Given our regulatory experience, we are positioning ourselves for *The Gambling Act 2005* in the UK, which is scheduled to be operational by September 2007. We can offer this newly regulated market should our customers decide that this is a commercially-attractive option for their online businesses.

ESTIMATED ANNUAL GLOBAL INTERNET GAMING REVENUE

(US$ billions)


$5
$6
$7
$9
$12
$15
$18
$20
$22
$24
01
02
03
04
05
06E
07E
08E
09E
10E

100% GROWTH FORECAST FOR INTERNET GAMING OVER THE NEXT FIVE YEARS.

Source: Global Betting and Gaming Consultants, December 2005

CryptoLogic's product diversification in the proven, cash-generative Internet casino and Internet poker sectors has translated into profitable results. With our genesis and strength in online casino, we knew that Internet poker was a large, untapped market, and we developed a strategy for success. Indeed, CryptoLogic has enjoyed tremendous growth in this area – outpacing the industry. However, we have never lost sight of Internet casino – the core of our software development business. In 2005, we reinforced our leadership in both these major markets by delivering a steady flow of new games and product innovations.

It's clear that our product diversification strategy works. Casino accounted for 61% of CryptoLogic's 2005 revenue, while poker rose to 31% (up from under 1% just three years ago). With this strong performance, we can continue to invest in creating products that keep players coming back. The results: stronger relationships with our licensees, a fantastic gaming experience for players and rewarding results for our shareholders.

DISCIPLINE

DEVELOP A SMART STRATEGY – AND STICK TO IT

In an industry moving at Internet speed, the *promise* of the next big game, technology or even a competitor's latest announcement can distract you from your core objective, and undermine long term, sustainable success.

Three years ago, I outlined a clear strategy – and sticking to this strategy and our guiding principles has been a major factor in CryptoLogic's growth. We have remained

CRYPTOLOGIC'S E-GAMING SOFTWARE PROVIDER MODEL


Decision-support & data mining tools
CRYPTOLOGIC
Total Software &
Service Provider
· Games – Casino, Poker & Bingo
· E-Cash Management
· Customer Support 24/7
Licensing
GAMING OPERATORS
Marketing
Players
Player & market research

disciplined in executing our three priorities: growing internationally, delivering market-oriented products, and committing to our regulatory leadership.

Our every decision is guided by the principle we call "ROE" - *return on effort.* This means we are very selective in allocating our time and resources to the customers, projects, products and services that will generate the highest returns.

In 2005, Betfair, a poker licensee, decided to bring its poker software in-house - sometime between June 2006 and January 2007. Betfair is unique in that it has significant internal technical expertise. Our other licensees are primarily gaming and casino organizations, who continue to benefit from the technological strength, greater poker liquidity and an expanding product offering provided through CryptoLogic.

Even with the loss of Betfair, our decade of experience and strong results speak to why we remain committed to a select list of quality customers that enable strong organic growth - and higher returns. In the past two years, we have strategically refined our customer base down significantly from a high of 21 to nine world-class gaming brands that drive strong organic growth. The result: our revenue and earnings have increased 95% and 117%, respectively, in that same time.

We remain committed to this disciplined approach, while testing our strategy against evolving opportunities and market potential.

CONSISTENCY

A DECADE OF CASH GENERATION AND OPERATING PROFITS

Our well-diversified business and disciplined execution have translated into consistency for CryptoLogic. As a result, we have established a reputation for trust, innovation and consistent performance.

We aim to consistently do what we say we will do, as befits one of the first publicly-traded companies in the industry. While many new entrants have recently come to the public markets, CryptoLogic has demonstrated a long-standing record of disclosure, performance and compliance to the highest standards of corporate governance and regulation.

CryptoLogic has long advocated a regulated and transparent e-gaming environment for the protection of players and the credibility of our industry. As more governments see the wisdom of this approach, we are ideally positioned as one of the first and few software providers that has earned government certification in the world's most stringent regulatory jurisdictions for Internet gaming.

And - most of all - CryptoLogic has consistently delivered the growth of the new economy along with the solid fundamentals of the old. We capped a decade in business with all-time highs in revenue and earnings, healthy cash flow and a strong balance sheet. In 2005, we achieved a 50% increase in earnings to US$20.5 million or US$1.46 per diluted share, on a 35% increase in revenue to US$86.3 million. Our working capital grew to US$73.6 million. CryptoLogic also increased its quarterly cash dividend by 40% to US$0.07 per share, starting in December 2005.

We continue to strive for strong growth in 2006: 20% growth in revenue and earnings, in excess of 20% net margins and ROE, and continued cash generation.

Our success is possible thanks to the support of our shareholders, our Board, our management team and our outstanding employees. I extend my sincere appreciation for the commitment, creativity and diligence of the exceptionally talented team of people at CryptoLogic, who are behind the tremendous results that we have achieved this past year, and for the past 10 years.

As we enter our second decade, we will continue to innovate. We will remain diversified across markets and products. We will stay disciplined in our strategy to deliver consistently rewarding results. These are qualities that distinguish a blue-chip company and differentiate CryptoLogic - and give us an excellent foundation for the next ten years of e-gaming excellence.

Respectfully,

Lewis Rose.

Lewis N. Rose
President and Chief Executive Officer

CHAIRMAN'S MESSAGE



2005 CAPPED A DECADE OF ADHERANCE TO STRONG GOVERNANCE PRACTICES AS AN E-GAMING LEADER TRADED ON THREE OF THE WORLD'S SENIOR EXCHANGES.

In 1996, CryptoLogic became one of the very first public companies servicing the fast-growing Internet gaming industry. As an e-gaming pioneer and industry leader, CryptoLogic continues to advocate and pursue the best standards in corporate governance. 2005 capped a decade of adherance to strong governance practices as an e-gaming leader traded on the Toronto Stock Exchange, NASDAQ and the Main Market of the London Stock Exchange.

I am pleased to report that 2005 was a record year for CryptoLogic, in both earnings and revenue. As a result, we have increased the dividend to US$0.07 per share in the last quarter.

The directors' mandate is to provide strategic planning, identify business risks, assure integrity in the corporation's financial reports and disclosure practices, and monitor the effectiveness of senior management. During the year, we met nine times as a Board, and on 14 separate occasions in committee, to address these issues in relation to the rapid changes in CryptoLogic's international business marketplace.

The Board recognizes with appreciation the outstanding contribution of its management and employees for the success of 2005. I also thank my fellow Directors for their guidance in the past year as we continue to enhance our governance practices in keeping with rising regulatory requirements, investor expectations, and the building of a sustainable organization.

Robert H. Stikeman
Chairman

1995 – 2005

10 YEARS OF INNOVATION



1ST

TO MARKET WITH EXCLUSIVE INNOVATIVE OFFERINGS: MARVEL-THEMED GAMES, PLAY-FOR-REAL SLOT VERSION OF BEJEWELED, SIXPAK™ 'FINAL TABLE' POKER TOURNAMENT GAME

US$1.77M

WINNER ON OUR OWN DEVELOPED AND PATENTED MILLIONAIRES CLUB™ SLOT – ONE OF THE LARGEST INTERNET JACKPOT PAYOUTS EVER

160

CASINO TABLE AND SLOT GAMES

Michael Starzynski, Chief Technology Officer


INTERNET CASINO

20

NEW GAMES LAUNCHED IN 2005

allonlineslots
SLOT OF THE YEAR 2005

GOLD 2005 Gambling Online Magazine TOP CASINO SOFTWARE

WINNER! Strictly Slots Best of Slots 2005

Casino Player Best of Gaming WINNER! 2005

UK GAMBLING AWARDS 2006 WINNER iGaming Software Provider of the Year

CryptoLogic has earned a reputation for one of the broadest and most dynamic Internet casino offerings - validated by numerous awards in 2005. Our market leadership was reflected in over 20 new casino games in 2005, which contributed to 20% growth in Internet casino fees in Q4 2005 alone.

INTERNET CASINO


SPIN
LINES
BET
PAID
TOTAL BET
$5

INTERNET CASINO

11%

GROWTH IN OUR INTERNET CASINO FEES

61%

OF OUR REVENUE COMES FROM INTERNET CASINO

US$4B

FORECAST FOR THE INTERNET CASINO MARKET BY 2010

CRYPTOLOGIC STANDS AT THE FOREFRONT IN BRINGING GREAT BRANDS, GREAT GAMES AND GREAT ENTERTAINMENT TO INTERNET CASINO – A MAJOR MARKET WITH INCREASINGLY SOPHISTICATED PLAYERS DEMANDING MORE CHOICE, MORE VALUE AND THE ULTIMATE ONLINE EXPERIENCE.



INTERNET CASINO

INTERNET CASINO: CRYPTOLOGIC'S CORE BUSINESS

Since CryptoLogic software launched one of the industry's first Internet casinos in 1996, the company has become firmly established as both an industry pioneer and industry leader.

In recent years, CryptoLogic knew that Internet poker would be big, but we never diverted from our core business: the lucrative and ever-growing online casino market. That's why we continue to see significant returns: Internet casino remains CryptoLogic's largest revenue and profit contributor, representing 61% of our 2005 revenue.

A GROWING MARKET: FROM REVOLUTION TO EVOLUTION

In one decade since that revolutionary moment when the first casino site emerged, the Internet casino industry has evolved into a sophisticated global business. The industry has experienced tremendous growth, exceeding 20% of the overall US$12 billion Internet gaming market[6].

While the Internet casino market is maturing, it's far from mature. Industry experts estimate this sector will grow another 40% - US$4 billion - by 2010[6]. Even then, the size of the entire global Internet casino industry will remain a fraction of the world's total casino market. That means vast potential - and tremendous opportunities for growth.

[5] Source: See page 6

[6] Global Betting and Gaming Consultants, December 2005

ESTIMATED GLOBAL ONLINE CASINO REVENUE

(US$ billions)



Internet Casino
Other Internet Games
$2.4
$7.0
$2.8
$9.2
$3.0
$11.8
$3.9
$19.6
04
05
06E
10E

US$2.8B INTERNET CASINO MARKET REMAINS A LARGE, GROWING SECTOR OF ONLINE GAMING, AT OVER 20%.

Source: Global Betting and Gaming Consultants, December 2005

SOPHISTICATED PLAYERS DRIVING A SOPHISTICATED MARKET

Internet casino gaming is growing in sophistication and competition. For the Internet gamer, it's about trust, choice, entertainment, and more ways to win. With more than 1,100[5] gaming sites vying for the players' attention, the player is truly king.

In 2005, CryptoLogic enjoyed outstanding growth from Internet casino for two prime reasons: innovation and trust.

Innovation means providing fresh new offerings to keep players coming back for more. That's why we added over 50 new Internet casino games in the last two years. And that's why we lead the way in bringing the latest entertainment concepts to market.

Trust means partnering with some of the world's best-known gaming and entertainment brands that enhance both the entertainment value and trust factor for players.

Indeed, our Internet casino software has earned top ratings both in the industry and with players. In 2005, we were recognized by *Gambling Online Magazine* with the Top Casino Software Award, and *Allonlineslots.com* rated three of our games among the top seven online slots on the market - with our family of Marvel jackpot slots at number one. CryptoLogic software powered the "Top Online Casino for Slots" as voted by *Strictly Slots* magazine, and we powered the "Top-Rated Online Casino," as selected by both *Gambling Online* and *Casino Player* magazines. Most recently, we were awarded iGaming Software Provider of the Year at the *2006 UK Gambling Awards* for both casino and poker.

While these awards are great recognitions of our innovation, CryptoLogic's revenue growth and profitability in Internet casino is commercial evidence that we are creating the games players enjoy - again and again.

GROUNDBREAKING E-GAMING ENTERTAINMENT

CryptoLogic has demonstrated that online casino games are not a commodity. We are breaking new ground and constantly raising the bar in delivering highly sophisticated, complex casino software to satisfy today's discerning players. By being more innovative and enhancing the players' experience, we help licensees attract and retain their players and increase market share.

CryptoLogic's strong results and market-leading casino innovations are built on a decade of experience, extensive market and player research and considerable investment in R&D. We conduct in-depth analysis of what players want in game type, features and usability to create "stickier" and more compelling games that extend the life time and value of a player.

With more than 160 games, our casino portfolio is one of the most comprehensive on the Internet. Throughout 2005, we continued to deliver unique, first-to-market gaming concepts, increasing our competitive advantage by increasing player appeal.

CryptoLogic was the first and only software provider to introduce a play-for-real slot version of Bejeweled, the wildly popular gem-matching game.

CryptoLogic delivered the exclusive and first-ever Marvel-branded slot games, featuring legendary Super Heroes such as the Hulk, Daredevil and X-Men.

160

OUR INTERNET CASINO PORTFOLIO IS UP TO OVER 160 GAMES SO FAR INCLUDING UNIQUE, FIRST-TO-MARKET CONCEPTS FOR BROAD PLAYER APPEAL.

CryptoLogic raised the technology bar again with these games. We combined Marvel art, theatre-quality sound and animation with CryptoLogic's state-of-the-art technologies to offer highly interactive casino games that are part slot machine, part video game - and all fun.

We are also patenting our own ideas, like Millionaires Club™ - a progressive slot that is rewarding players with some of the biggest jackpots on the Internet.

SOPHISTICATED BUSINESS INTELLIGENCE AND DECISION SUPPORT

In a highly competitive market, retaining and re-activating lapsed players is vital to our customers' success. That's why CryptoLogic has invested significantly in enhancing its decision-support solutions. We provide licensees with the tools to understand and respond to player needs, develop targeted marketing campaigns, and identify new opportunities for growth.

It's clear that for CryptoLogic and its customers, business intelligence is intelligent business.

For 10 years, Internet casino has been CryptoLogic's "bread and butter". Into our second decade, we will continue to focus on seeking - and seizing - the tremendous opportunities in this dynamic sector.

It's no longer the one-arm bandit of old - we are offering the breadth, depth and complexity of modern-style casino games with trusted, blue-chip brands. This gives players the games they can enjoy and trust, and strengthens market leadership for CryptoLogic and its customers.

INTERNET POKER



126%

GROWTH IN OUR INTERNET POKER FEES




SIXPAK
Short-handed Internet X-citement



CryptoLogic is recognized in the top ranks for Internet poker - now attracting more than 9,000 concurrent online players with a wide range of games, stakes and unique tournament offerings. In 2005, this translated into a 126% growth in Internet poker fees.

(l to r: InterPoker's "Extreme" Underwater Poker Tournament, Unique "final table" poker tournament game; Caribbean Poker Classic™ winner)


William HILL
Littlewoods
POKER
COM

INTERNET POKER

9,000+

SIMULTANEOUS ONLINE POKER PLAYERS PLAY IN THE CENTRAL ROOM SHARED BY OUR CUSTOMERS

31%

OF OUR REVENUE COMES FROM INTERNET POKER

US$6B

FORECAST FOR THE INTERNET POKER MARKET BY 2010

CRYPTOLOGIC POWERS ONE OF THE "TOP 5" POKER ROOMS ON THE INTERNET – A HIGH-GROWTH E-GAMING MARKET WHERE LIQUIDITY, A BREADTH OF GAMES, AND MAJOR BRANDS DOMINATE THE LANDSCAPE.



INTERNET POKER

INTERNET POKER: CRYPTOLOGIC PLAYING A WINNING HAND

In a few short years, Internet poker has grown into an industry worth US$2.6 billion[7] annually – more than half of the 2005 revenue from all the Las Vegas casinos combined.

Poker's mass appeal as the world's most popular card game has pushed Internet gaming into mainstream entertainment – and more and more players are testing their skills online.

CryptoLogic's success in poker is rooted in a decade of gaming experience, and in understanding the heart of the online player. This has served us well, and enabled CryptoLogic to outpace industry growth.

The numbers tell the story: CryptoLogic software powers one of the top five revenue-generating poker rooms on the Internet, attracting more than 9,000 (primarily real money) simultaneous players worldwide – a number that's doubled from a year ago. Total average cash pot won daily has increased to US$22 million in December 2005, up from US$15 million a year ago. Over 411,000 poker hands are dealt every day, up 150% from a year ago.

It all adds up to remarkable growth in our poker revenue – 126% in 2005 alone.

GLOBAL ONLINE POKER REVENUE

(US$ billions)



Internet Poker
Other Internet Games
$1.4
$8.0
$2.6
$9.4
$3.7
$11.1
$6.0
$17.5
04
05
06E
10E

US$2.6B

INTERNET POKER MARKET VERY QUICKLY GREW TO OVER 20% OF ONLINE GAMING.

Source: Global Betting and Gaming Consultants, December 2005

INCREASING GROWTH – AND INCREASING COMPETITION

While the industry's initial, explosive growth has naturally moderated, the trend remains impressive by any measure. Experts suggest that the Internet poker industry will double to US$6 billion by 2010[7].

More than 100 million people play poker worldwide, but even after rapid growth, only 2% play online[8]. This presents CryptoLogic and its customers with exciting prospects for continued strong momentum.

An expanding market means expanded competition. There are more than 300 poker sites on the Internet today, yet the top five account for some 75%[8] of global Internet poker revenue. We foresee that the market will be controlled by a handful of major online poker rooms in the next few years. The big will only get bigger.

SIZE MATTERS – IN LIQUIDITY, IN LARGE-PRIZE TOURNAMENTS

For Internet poker sites, size matters. That's why CryptoLogic's blue-chip gaming customers are directed into a single, shared poker room with thousands of players, and the capacity to accommodate more than 16,000 players at one time.

This means liquidity – the key to long term poker success.

(7) Global Betting & Gaming Consultants, December 2005
(8) PokerPulse

A well-populated Internet poker room ensures players will always find a game. Liquidity also contributes to larger-scale, larger-prize tournaments, which are huge marketing draws that engage players and promote return visits.

CryptoLogic supports this liquidity with a focus on major international operators and a comprehensive offering to deliver live poker action around the clock – and around the world.

ENHANCED CHOICE MEANS A GAME FOR ANY PLAYER – ANY TIME

In a competitive market dominated by large poker rooms, a wide choice of games and a differentiated offering are the keys to appealing to a broad range of players.

CryptoLogic has one of the most extensive poker offerings on the Internet. Our goal is to ensure players can always find the game they want, at the stake they want, at the speed they want, in the currency they want – at any time of day.

We are achieving this objective through our team of poker specialists. We have over 50 software developers dedicated to poker, who understand the needs of poker players, to drive our software development, and grow player liquidity. We are doing this by leveraging the brand strength and established user base of our major gaming customers, and differentiating them through novel, exclusive concepts combined with reward features and online and on-land tournament options.

As a result, we power one of the few poker networks providing strong global coverage – on both sides of the Atlantic. We were the first to offer games in multiple currencies.

75% OF THE INTERNET POKER MARKET IS CONTROLLED BY THE FIVE LARGEST POKER ROOMS, OF WHICH WE POWER ONE.

Source: PokerPulse

In 2005, we enhanced our poker software with distinctive options: high-speed Lightning™ games; our own SIXPAK™: Short-Handed Internet X-citement – for exciting "final-table" action throughout an entire tournament event; an expanded range of lower-limit games for the recreational player; and a new Greek-language site for William Hill – CryptoLogic's first poker offering in a European language.

CryptoLogic's poker software helps players hone their skills and win entry into major land-based tournaments. Our own customer-sponsored Caribbean Poker Classic™ attracted Internet hopefuls and poker champions from around the world, including Phil Laak, Jennifer Tilly and 2002 World Series of Poker Champion, Robert Varkonyi – all vying for over US$1.4 million in cash prizes. Our software is also helping players achieve their lifetime dream at the world's top poker tournament: nine online players finished "in the money", in the top 10 percent of 5,600 competitors, to collectively win more than US$850,000 at the 2005 World Series of Poker.

PLAYING TO WIN

Internet poker is a great game – and big business. With record growth in 2005, it's clear CryptoLogic is playing to win.

CryptoLogic software offers something for every type of Internet poker player. Whether you are an amateur or a professional – playing for fun, playing for pennies, or playing for high stakes – we have a game for you. We will continue to invest in the functionality, scalability and usability of our poker suite – to drive and support customer growth.


10 YEARS OF PROVEN
PERFORMANCE

US$ 99.1 M

IN TOTAL CASH AND
NO DEBT EQUALS A STRONG
BALANCE SHEET

26 %

SOLID EBITDA[1]
MARGINS MAINTAINED

45 %

GROWTH IN
DILUTED EARNINGS
PER SHARE TO US$1.46

CryptoLogic completed its tenth year of operations with record revenue and earnings, excellent margins and a strong balance sheet.

[1] Refer to EBITDA note on page 23.

1995 – 2005





RETURN ON EQUITY



21%
22%
25%
03
04
05

25% ROE REFLECTS CONSISTENT PROFIT GROWTH AND INCREASING RETURN ON SHAREHOLDERS' EQUITY.

NET MARGIN



21%
21%
24%
03
04
05

24% NET MARGIN REFLECTS GROWING REVENUE AND IMPROVING OPERATIONAL LEVERAGE.

CryptoLogic will continue to invest in its business in proportion to its growth, revenue generation and market potential. This will maintain our competitive advantage, and drive near and long term returns.

Stephen B. Taylor, Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following report contains management's discussion and analysis ("MD&A") of CryptoLogic's consolidated results of operations and financial condition for the year ended December 31, 2005 in comparison with the year ended December 31, 2004, and should be read in conjunction with the audited consolidated financial statements and accompanying notes. This MD&A is dated March 15, 2006.

INTRODUCTION

CryptoLogic and our subsidiaries are referred to collectively as "CryptoLogic", "the Company", "we", "us", and "our" throughout this MD&A, unless otherwise specified.

All currency amounts are in US dollars, unless otherwise indicated. Some figures and percentages may not total exactly due to rounding.

The Company and its subsidiaries maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators' rules and forms. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the disclosure controls and procedures as of December 31, 2005 and concluded that the current disclosure controls and procedures are effective at the reasonable assurance level.

Statements in this document, which are not historical, are forward-looking statements made pursuant to the safe harbour provisions of the *Private Securities Litigation Reform Act of 1995*. It should be noted that the forward-looking statements in this document are based on management's best estimates of the current operating environment. These statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "may", "would", "could", "should", "will", "intend", "seek", "propose", "anticipate", "believe", "expect", "plan" or similar expressions suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, risks associated with the Company's financial conditions, legal risks associated with Internet gaming and risks of government legislation and regulation, market acceptance and technological changes, dependence on licensees and key licensees, international operations and increased competition. A description of these factors can be found in the section contained herein titled "Risks and Uncertainties." CryptoLogic does not intend, and does not assume any obligations, to update these forward-looking statements.

BUSINESS OVERVIEW

Founded in 1995, CryptoLogic is a pioneer and a global leading software developer and services provider to the Internet gaming market. Today, we are one of the industry's longest-established publicly traded online gaming software companies. Headquartered in Toronto, CryptoLogic has software development operations in Canada. Our wholly-owned subsidiary, WagerLogic Limited ("WagerLogic"), provides licensing, e-cash management and customer support services for our Internet gaming software to third-party gaming operators around the world through offices in Cyprus and the UK.

CryptoLogic offers a complete online gaming solution, which is comprised of:

1. A broad, turn-key Internet-based game suite featuring:
   - more than 160 casino table and slot games
   - player-to-player poker
   - multi-player bingo

- multi-languages (English, Spanish, Greek, Japanese, Chinese, French, German, Italian)
- multi-currencies (US dollars, British pounds sterling and Euros)
- multi-platforms (download, non-download (Java and Flash), wireless);

2. A proprietary e-cash management system; and
3. 24/7 multi-language customer support.

Since inception, our software has processed approximately $39 billion in secure wagers for 2.4 million registered players in 240 countries worldwide.

WagerLogic is responsible for the licensing of our software products and services to a select international client base ("licensees" or "customers"). As at December 31, 2005, we had 9 licensees located around the world, including well-known UK brand name and land-based gaming organizations. Our licensees operate under government authority where their Internet business subsidiaries are domiciled, principally in the Netherlands Antilles, and Alderney, in the British Isles.

Substantially all of our revenue is of an ongoing nature. WagerLogic's licensees pay an ongoing fee for the licensing and support of our software, calculated as a percentage of each licensee's level of activity. In 2005, 7% of our revenue came from other sources, including software customization and advertising services.

Historically, revenue has been seasonal with slower sales in the summer months (our second and third fiscal quarters), when players tend to spend less time indoors and at their computers. Typically, our first and fourth fiscal quarters (during the winter and fall seasons) are our strongest revenue periods.

BUSINESS CONDITIONS

2005 marks the 10 year anniversary of both CryptoLogic and the global Internet gaming market - and there has been significant growth in both our company and the industry over the past decade.

The Internet casino and Internet poker markets, the core areas of our business, are expected to continue to show strong growth. In 2010, industry experts forecast casino to grow more than 40% to approximately $4 billion, and poker to more than double to $6 billion (source: Global Betting and Gaming Consultants, December 2005).

While online gaming continues to promise vast potential - expected to account for only 7% of the global gaming revenue in 2010 (source: Global Betting and Gaming Consultants, December 2005) - the market is already dominated by major operators. Competition is intensifying for players and market position. The industry is also experiencing signs of consolidation as operators increase market share through acquisition.

In order to grow and remain a market leader, software providers must be able to offer a strong value proposition to their customers to help them respond to players who are increasingly sophisticated and demanding more choice. We must offer an expanding array of new and innovative products and services that enhance the game experience and create opportunities to market to players in order to help customers attract, retain and re-activate players.

STRATEGY UPDATE

CryptoLogic's growth strategy is designed to capitalize on the growth in the key product areas and markets of the global online gaming industry, and to produce cash earnings despite continuing regulatory uncertainty and an increasingly competitive and sophisticated business environment. Our strategy has been and continues to be based on three core imperatives:

1. *International Diversification* - We aim to generate revenue and maximize profitability in key markets for Internet gaming with major international brand name customers. In 2005, more than 65% of our licensees' revenue was derived from international players, which compares favourably to our goal of 60%. In our view, this geographic diversification mitigates the risks of regulatory uncertainty in any one jurisdiction, while maximizing growth opportunities in key regions around the world.

2. *Market-Oriented Solutions* - Our product strategy is to continually enhance and expand our offering to increase the entertainment value of our games for players to encourage repeat business, and thereby grow sustainable revenue for our customers and CryptoLogic. We achieved solid double-digit growth in our Internet casino business - up 11% in 2005 versus a year ago - and in a gaming sector that is considered more developed. Our Internet poker fees outpaced the industry - up 126% in 2005, which compared favourably to the industry growth rate of 86% (source: Global Betting and Gaming Consultants, December 2005).

In 2005, we introduced more than 20 new Internet casino games. We developed the world's first and only play-for-real, slot version of the highly popular gem-matching game, Bejeweled; and the Internet's first and only multi-currency jackpot video slot games featuring popular Marvel action characters such as The Hulk, Daredevil and X-Men - which brands have been exclusively licensed for CryptoLogic-developed games.

We added new high-speed Lightning™ games and 10 new lower-limit games to offer players a broader choice of poker games at their desired speed and levels. We also launched a Greek language Internet poker site for William Hill, the first deployment of CryptoLogic-developed online poker software in a European language.

We introduced and enhanced our back-office and decision-support tools to help our licensees better understand, respond and target market their players.

3. *Regulatory Leadership* - CryptoLogic is committed to the highest standards of transparency and regulatory compliance, and is one of the world's few providers with government-approved gaming software. We continue to follow disciplined regulatory practices comparable to stringent land-based gaming standards, which subject our company, key personnel, systems and software product to ongoing independent government review.

STRATEGIC PERFORMANCE MEASURES

In 2005, CryptoLogic continued to deliver profitable growth, positive operating cash flow and improved return on equity. The following table sets out key financial performance indicators as measures of our progress:

(In thousands of US dollars, except per share data)	2005	2004	2003
INCOME STATEMENT			
Revenue	**$ 86,307**	$ 63,714	$ 44,211
EBITDA[1]	**$ 22,303**	$ 17,337	$ 11,496
Earnings	**$ 20,530**	$ 13,668	$ 9,441
Fully Diluted EPS	**$ 1.46**	$ 1.01	$ 0.75
FINANCIAL POSITION			
Cash Flow From Operating Activities	**$ 34,721**	$ 18,919	$ 38,700
Total Cash[2]	**$ 99,134**	$ 85,964	$ 67,307
Working Capital	**$ 73,569**	$ 62,818	$ 44,733
Dividend Per Share/Quarter[3]	**$ 0.07**	$ 0.05	$ 0.03
VALUE MEASURE			
Return on Equity	**25%**	22%	21%

[1] Management believes EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, because EBITDA is not a recognized measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning, it may not be comparable across different companies.

CryptoLogic reconciles EBITDA to earnings as follows:

(In thousands of US dollars)	2005	2004	2003
Earnings	**$ 20,530**	$ 13,668	$ 9,441
Income taxes	**1,506**	2,873	1,213
Interest income	**(3,627)**	(1,293)	(691)
Amortization	**3,894**	2,089	1,533
EBITDA	**$ 22,303**	$ 17,337	$ 11,496

[2] Total cash includes cash and cash equivalents, security deposits and short term investments.

[3] CryptoLogic's inaugural quarterly dividend of $0.03 per common share (annual rate of $0.12) was declared on September 10, 2003, and paid November 24, 2003. On November 4, 2004, CryptoLogic's Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid December 15, 2004. On the dividend's third anniversary, a subsequent increase to $0.07 per common share (annual rate of $0.28) was announced on November 1, 2005, commencing with the quarterly dividend paid December 15, 2005.

1995 - 2005

ABILITY TO DELIVER RESULTS

CryptoLogic's competitive advantages have been key to our growth and financial performance, and, we believe, will continue to be integral to our future.

HIGH QUALITY LICENSEES

CryptoLogic works with some of the best known international brand name customers in the industry. In a market where player trust is critical, we emphasize customer quality over the number of customers. Our decade of experience has proven that those operators with a trusted brand and an established user base to cross-market new offerings will grow sustainable online businesses. In competition with hundreds of gaming sites on the Internet, our licensees must also be committed to market in order to effectively vie for player attention.

CryptoLogic's disciplined customer strategy continues to produce strong results. We have intentionally rationalized our licensee base in recent years to focus on a core group of substantial name brand online and land-based operators. While the number of customers has declined to 9 in 2005 from a high of 21 in 2003, CryptoLogic's revenue and earnings have increased 95% and 117% respectively during that same period.

In 2005, Betfair, one of our poker software licensees, decided to bring its poker software in-house, in line with its long term strategy to own and operate all of its core products. Betfair is uniquely positioned with significant internal technical expertise, while our other customers - who are primarily gaming and/or casino organizations - continue to benefit from the greater liquidity, outsourced technical expertise and expanding product offering developed by CryptoLogic.

Betfair will continue its exclusive agreement with WagerLogic until June 2006, with an option to extend until January 2007. Regardless of when Betfair leaves between June 2006 and January 2007, WagerLogic will receive fees from Betfair such that we anticipate no material effect on CryptoLogic's 2006 results. We expect that revenue and player growth from continuing licensees in both poker and casino will help offset Betfair's departure and contribute to continued positive momentum into 2007, along with the potential signing of new licensees that would enhance expected growth.

CryptoLogic's record of growing revenue and earnings validates our commitment to work with a targeted group of major licensees to generate the highest returns. Our emphasis is on growing the businesses of our existing customers who continue to experience significant organic growth, while we seek opportunities to add one or two substantial new customers each year that meet our strict criteria.

COMPREHENSIVE AND INNOVATIVE PRODUCT PORTFOLIO

In an industry characterized by a proliferation of gaming sites, we design our product suite to enable our licensees to satisfy broad player preferences in order to attract more players, generate longer play time and extend the player life value and revenue potential. We conduct extensive player research and competitive benchmarking to drive our software development as well as seek and enter into strategic exclusive partnerships with premier consumer brands such as Marvel and Bejeweled to enhance the trust and entertainment value of our game offering.

CryptoLogic delivers a comprehensive product portfolio across the casino, poker and bingo markets. We continually expand our online game mix with the latest innovations and entertainment concepts to appeal to increasingly sophisticated players wanting more choice and a more engaging experience.

Internet casino - Our largest revenue and profit contributor is from online casino - a core market that accounts for more than 20% of global online gaming revenue (source: Global Betting and Gaming Consultants, December 2005). We achieved 11% growth in 2005 casino revenue over 2004 - 20% in Q4 2005 over last year's fourth quarter. We continually invest in market research and product research and development to ensure a succession of new game concepts, themes and variations to create marketing opportunities for our licensees. This helps to re-energize players, keeps them coming back and drives incremental revenue.

CryptoLogic is at the forefront of bringing the latest product innovations and concepts to Internet gaming. We have introduced a number of unique games to the Internet – the first ever and only British pub-style Fruit Machines; the first to offer a play-for-real slot version of Bejeweled; the first and only online slots featuring Marvel Super Heroes; and our own patented progressive jackpot slot, Millionaires Club™. Our expertise in offering the depth and complexity of the modern-style casino games demanded by online gamers should contribute to our continued growth and market leadership in this lucrative game area.

Internet poker – Online poker has grown quickly to become our second largest profit contributor since we expanded into this large, untapped game area three years ago. It is another core market representing more than 20% of the Internet gaming revenue worldwide (source: Global Betting and Gaming Consultants, December 2005). Internet poker is a fast-growing sector dominated by sizeable poker rooms, where attracting and retaining a critical mass of players is key to success. The continuous presence of many players in a virtual room (liquidity) allows players to find a game at the stake they want, when they want, around the clock. By directing the players of all our poker licensees – among the largest gaming brands online and on-land – into a central poker room, we offer a well-populated poker network that currently attracts more than 9,000 poker players simultaneously from around the globe – up from over 8,000 at the 2005 year end.

In Internet poker, we also continually expand our variety of games and tournament capabilities, and invest in our system scalability to provide the capacity for increasing traffic and volumes at our licensees' poker sites. Our expansive poker network and wide range of games, stakes and tournament offerings have translated into a 126% growth in our poker fees in 2005 compared with a year ago. We expect Internet poker to continue to be a strong growth driver in 2006.

CUSTOMER SERVICE AND SUPPORT

Licensee competition for players is intense and the cost of player acquisition has risen significantly. To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution. We have introduced and improved our back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players.

REGULATORY LEADERSHIP AND PUBLIC COMPANY RECORD

Trust is vital for our business, our customers, and our industry. This is why CryptoLogic has committed to strong corporate governance and compliance – and demonstrated a long-standing history of public company disclosure and regulatory leadership.

Regulatory leadership – CryptoLogic has consistently said that Internet gaming should be regulated for the protection of players and the integrity of the industry. We are one of the few software providers worldwide who have earned government-certification in multiple, "tier-one" jurisdictions. We are subject to stringent requirements similar to those found in land-based gaming, including intensive government probity review of directors, senior management and key personnel, as well as rigorous independent third-party testing and ongoing gaming software review. This adherence to high standards of government approval is an important competitive advantage. Our regulatory compliance enables us to offer licensees a choice of regulated markets for their online businesses. It also enhances our credibility and marketability as more jurisdictions view regulation as the best solution for safe and responsible online gaming.

Given our regulatory experience, we are positioning for the pending implementation of *The Gambling Act 2005* in the United Kingdom, and to offer this jurisdiction as an option for our customers, provided the British government establishes a commercially-attractive marketplace. In enabling the regulation of Internet gaming for the first time in the UK, the Act opens the door to a large, credible and stable industry in a

1995 – 2005

regulated and licensed environment. While the underlying rules and codes have yet to be finalized, it is expected that application for online gaming licenses can be made starting January 2007 in advance of the new regulatory regime becoming fully operational by September 2007. In the meantime, we are planning to invest in initiatives to position our company for a regulated UK market, and doing our part to provide input to the process of developing the final legislative codes.

Public company disclosure and compliance – CryptoLogic's status as a public company traded on three senior exchanges – the Toronto Stock Exchange, NASDAQ National Market and the Main Market of the London Stock Exchange – subjects us to the highest standards of corporate governance and disclosure. While the past year has seen a growing number of new high profile companies come to the public markets, CryptoLogic has demonstrated a steady record of performance and disclosure. We are one of the Internet gaming industry's first publicly listed companies since 1996. Our corporate governance and compliance of our products and business are competitive advantages for CryptoLogic.

FINANCIAL STRENGTH AND PERFORMANCE

CryptoLogic has a proven record for revenue growth, positive operating profit, healthy cash flow and no debt since our first full year of operation. The strength of our balance sheet gives customers the assurance that we have the resources to invest in our product solutions today and in the future. We have the financial flexibility to pay a quarterly cash dividend and repurchase shares through normal course purchases, as appropriate. Our solid financial position also means we can consider potential opportunities to accelerate our growth plans.

OVERVIEW OF RESULTS

On December 31, 2005, CryptoLogic completed its tenth year of operations with record revenue and earnings. Revenue of $86.3 million (2004: $63.7 million) was up 35% year-over-year, driven by increasing fees from both our online casino and poker software.

Owing to new product enhancements and the growing liquidity of our licensees' central poker room, poker fees rose 126%, reaching $27.0 million (2004: $12.0 million). In Internet casino, our revenue rose 11% to $53.0 million (2004: $47.9 million), representing double-digit growth in this more developed market. We attributed our continued growth in casino to the addition of more than 20 new games to our gaming suite, particularly the immediate appeal of our new Marvel-branded games and online slot version of Bejeweled. In addition, our customer relationship solution and tools are helping licensees to attract and retain players.

Other revenue, which includes software customization and advertising services, accounted for 7% of CryptoLogic's total revenue (2004: 4%).

EBITDA[1] increased 29% to $22.3 million in 2005 (2004: $17.3 million). EBITDA[1] margin as a percentage of revenue remained solid at 26% (2004: 27%), which takes into account certain unusual costs during the fourth quarter of 2005 as described below (see *Software Development Costs*). Increased revenue generation resulted in a 50% rise in earnings to $20.5 million, or $1.46 per diluted share (2004: $13.7 million or $1.01 per diluted share).

Once again, CryptoLogic finished the year with positive operating cash flow and a strong balance sheet. Cash, cash equivalents and short term investments, including security deposits of $1.5 million, totaled $99.1 million (2004: $86.0 million). Working capital grew to $73.6 million (2004: $62.8 million), after the payment of quarterly dividends totaling $3.0 million (2004: $1.8 million) and the repurchase of $9.2 million of CryptoLogic shares through our Normal Course Issuer Bids.

CryptoLogic's 2005 performance reflected the continued success of a proven strategy centered on international diversification, product expansion and regulatory compliance. We entered the new year with the financial strength to continue the effective implementation of this strategy focused on our primary markets of Internet casino and Internet poker.

[1] Refer to EBITDA note on page 23.

The following table presents selected financial data for each of the three most recent financial years of the Company on a consolidated basis:

For the years ended December 31 (In thousands of US dollars, except per share data)	2005	% of Revenue	2004	% of Revenue	2003	% of Revenue
Revenue	**$ 86,307**	**100.0%**	$ 63,714	100.0%	$ 44,211	100.0%
Expenses						
Operating costs	**52,658**	**61.0%**	39,975	62.7%	27,204	61.5%
General and administrative	**7,642**	**8.9%**	6,028	9.5%	5,161	11.7%
Software development costs	**3,287**	**3.8%**	–	–	–	–
Finance	**417**	**0.5%**	374	0.6%	350	0.8%
Amortization	**3,894**	**4.5%**	2,089	3.3%	1,533	3.5%
	67,898	**78.7%**	48,466	76.1%	34,248	77.5%
Earnings before undernoted	**18,409**	**21.3%**	15,248	23.9%	9,963	22.5%
Interest income	**3,627**	**4.2%**	1,293	2.1%	691	1.6%
Earnings before income taxes	**22,036**	**25.5%**	16,541	26.0%	10,654	24.1%
Income taxes						
Current	**935**	**1.0%**	1,033	1.6%	1,213	2.7%
Future	**571**	**0.7%**	1,840	2.9%	–	–
	1,506	**1.7%**	2,873	4.5%	1,213	2.7%
Earnings	**$ 20,530**	**23.8%**	$ 13,668	21.5%	$ 9,441	21.4%
EBITDA[1]	**$ 22,303**	**25.8%**	$ 17,337	27.2%	$ 11,496	26.0%
Total assets	**$154,398**		$124,222		$ 86,066	
Dividend per share/quarter[3]	**$ 0.07**		$ 0.05		$ 0.03	

[1] Refer to EBITDA note on page 23.
[3] Refer to Dividend note on page 23.

The strength of our business is reflected in the proven performance of our software solutions and increasing transaction processing volumes. In 2005 alone, we processed more than $13 billion in secure wagers.

	2005	% Growth	2004	% Growth	2003	% Growth
Registered Users (000's)[4]	**2,400**	**20%**	2,000	18%	1,700	21%
Number of Transactions (000's)	**819,000**	**30%**	631,000	51%	417,000	43%
Processing Volumes (US$ billions)	**13.64**	**56%**	8.75	59%	5.51	71%

[4] 2005 and 2004 user numbers exclude licensees responsible for their own e-cash system.

NUMBER OF REGISTERED USERS[4]
(millions)



1.7
2.0
2.4
03
04
05

NUMBER OF TRANSACTIONS
(millions)



417
631
819
03
04
05

PROCESSING VOLUMES
(US$ billions)



$5.51
$8.75
$13.64
03
04
05

$39B IN SECURE WAGERS HAVE BEEN PROCESSED BY OUR SOFTWARE SINCE INCEPTION.

1995 – 2005

RESULTS OF OPERATIONS

REVENUE

CryptoLogic achieved record revenue for the year ended December 31, 2005. Revenue of $86.3 million rose 35% (2004: $63.7 million), which exceeded our long term goal of growing year-over-year revenue by a minimum of 20%. In 2005, revenue growth was led by increasing fees from both Internet poker and Internet casino.

Fees or licensing revenue from our casino and bingo businesses are calculated as a percentage of a licensee's level of activity in its online casino or bingo site. By contrast, fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

Internet casino

In the more established yet expanding Internet casino market, revenue increased 11% to $53.0 million (2004: $47.9 million). We attributed our continued expansion in this area to the addition of more than 20 new casino games in the last year including:

- new multi-line video slot and jackpot games with added elements of skill through arcade-style bonus rounds;
- a multi-line version of the *Millionaires Club*™ progressive jackpot game, a huge favourite among players having awarded two million-dollar-plus jackpots in 2005;
- the Company's two first-ever scratch cards; and
- the Internet's first and only online slot versions of Bejeweled and Marvel-themed Super Heroes like The Hulk, Daredevil and X-Men, which are contributing meaningful revenue, and already represent more than 10% of licensees' casino revenue in December 2005.

Internet casino remains our core business, representing 61% of our total revenue in 2005 (2004: 75%). While this game area continued to grow in absolute dollar terms, casino's representation declined as a percentage of revenue due to the relative high growth of our poker business.

We experienced strong growth in casino in 2005. We intend for this positive momentum to continue into 2006 as we continue to invest in delivering a succession of new product innovations that are key growth drivers in the Internet casino market.

Internet poker

Owing to new product enhancements and the growing liquidity of our licensees' central poker network – where the number of simultaneous players rose to more than 8,000 at the end of 2005 from over 4,500 at last year end – our Internet poker fees rose 126% reaching $27.0 million (2004: $12.0 million) and exceeded the industry growth rate of 86% (source: Global Betting and Gaming Consultants, December 2005).

Our Internet poker fees in absolute dollars accelerated each successive quarter in 2005. Strong gains in this high-growth market were driven by:

- the continued positive momentum and organic growth of our existing customers comprised of prominent online and land-based operators that continue to leverage their brand strength and financial resources to cross-market poker to their established player base; and
- new poker software enhancements and features including high-speed Lightning™ games and an expanded range of lower-limit tables to offer gamers a wider range of stakes, levels and speed of play.

Poker has grown to be a significant revenue contributor. It accounted for 31% of our 2005 revenue (2004: 19%), exceeding our objective of 25% for the year. Given the positive prospects of the online poker market and ongoing enhancements to our own poker offering, we expect poker to continue to grow at strong double-digit rates and remain a meaningful proportion of our revenue in 2006.

Internet bingo

Our remaining licensing fee revenue from game offerings was derived from online bingo, which was $0.6 million or less than 1% of revenue (2004: $1.2 million or 2%). The decline reflects the Company's focus on its core businesses of Internet casino and Internet poker. We plan to continue this focus for the foreseeable future.

Other revenue

Other revenue increased to $5.7 million (2004: $2.6 million), which included fees for software customization and advertising and marketing services. This accounted for 7% of total revenue (2004: 4%). The year-over-year dollar increase was mainly due to growing advertising and marketing services fees generated through the Company's gaming information portal and licensee support.

International diversification

CryptoLogic's global strategy has resulted in a geographically-diversified business. This is aimed at mitigating the ongoing legislative uncertainty in the US, minimize reliance on any one jurisdiction and benefit from near-term growth opportunities in overseas markets. In 2005, licensees' revenue from international markets exceeded 65% of total revenue, up from 60% in 2004 and 40% as recently as 2002. Internationally, our presence is concentrated in the UK and Continental Europe, which represented more than 30% and 30% respectively of licensees' total revenue (2004: over 30% and 20% respectively).

Our strength in these markets is attributable to a customer roster that includes some of the most respected names in European gaming. The UK's 2005 enactment of a new law to regulate online gaming for the first time in that country should continue to foster a favourable growth region for the Internet gaming industry, for our customers and for CryptoLogic. We expect to maintain a fairly consistent geographic mix as our licensees continue to pursue opportunities on both sides of the Atlantic, not taking into account the departure of Betfair, a UK customer (see *Ongoing Revenue*).

Ongoing Revenue

CryptoLogic's strong ongoing revenue stream reflects the strength of a revenue model based on building long-standing relationships with a limited number of premium customers. In 2005, 93% (2004: 96%) of CryptoLogic's revenue was generated from software licensing and services contracts that are ongoing in nature and generally extend three years. Most of our major contracts have been renewed for the coming year, which should bring a measure of stability to our revenue stream. While Betfair, one of our poker customers, will be departing between June of 2006 and January of 2007, we have received fees from Betfair such that our annual results for 2006 are not expected to be materially affected. We have two licensee renewal situations in 2006 of which one customer renewal was announced in January 2006 for multi-year agreements.

PRODUCT DIVERSIFICATION
(% of total revenue)


100
80
60
40
20
03
04
05
Other
Bingo
Poker
Casino

92% OF TOTAL REVENUE IN 2005 CAME FROM INTERNET CASINO AND POKER.

LICENSEES' INTERNATIONAL REVENUE
(% of total revenue)


55%
60%
65%
03
04
05

65% LICENSEES' INTERNATIONAL REVENUE EXCEEDED 65% IN 2005.

In 2007, we expect that the organic growth of our long term customers in both casino and poker and incremental revenue derived from potential new customers will contribute to offsetting the revenue impact arising from the Betfair departure.

EXPENSES

In 2005, the Company's expenditures are classified into five categories: operating costs, general and administrative, software development costs, finance, and amortization.

Total expenses were $67.9 million (2004: $48.5 million), largely in step with our 35% increase in revenue. Increases occurred across all expenditure categories, with operating costs (which consist of development and support costs) accounting for 61% of total expenses, which reflected our ongoing commitment to innovation in order to maintain our competitive advantage in a fast-changing industry.

Total 2005 expenses rose progressively as a percentage of revenue compared with the prior year. This increase was due largely to $3.3 million in costs incurred in the fourth quarter of 2005 associated with the expensing of capitalized software development and severances, which arose from the Company's decision to outsource some initiatives and consolidate certain development teams.

Implemented in the third quarter of 2004, CryptoLogic's $12.5 million investment program, above and beyond our normal course expenditures, was completed in 2005. Over the past six quarters, this 2004/2005 program was allocated as follows: $7.8 million in operating expenses and $4.7 million in capital expenditures (comprising $3.2 million for the purchase of capital assets and $1.5 million in capitalized software development related to the investment program). While amortization expense will increase with the higher asset levels, operating costs should remain relatively consistent as a percentage of revenue with increasing revenue and the cessation of the program. This trend should have a moderating influence on total expenses and progressively enhance margins going forward.

Operating Costs

The Company's operating costs are comprised of development and support costs, which include all personnel and equity compensation costs for employee stock options and long term incentive program, licensee support, customer service costs and regulatory compliance-related expenditures.

Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

Total operating costs were $52.7 million, decreasing to 61% of revenue (2004: $40.0 million or 63%). We continued to invest in diversifying our business in core areas to help customers grow market share and player loyalty. Increased expenses were attributable to:

- a succession of new casino games;
- expansion of the choice of games, stakes and tournament options in our poker software;
- an expanding system infrastructure to support increased player traffic and volumes, particularly in poker;
- improvement of our customer care and back-office offering with sophisticated business intelligence, data-mining and marketing tools to help customers better understand and serve their players;
- continued regulatory compliance initiatives; and
- increased processing fees associated with growing financial transaction volumes.

Included in the above initiatives are $2.4 million in operating costs related to our major investment program to upgrade our gaming platform, back-office tools and system and service infrastructure. These major investments, above and beyond our normal course expenditures, have contributed to record revenue in 2005. We expect operating costs should remain relatively consistent as a percentage of revenue now that the program is complete. Our investment in our business will remain proportionate to our growth, revenue generation and market potential.

As important as our financial investment in the growth of our business is our investment in people to ensure our competitive advantage and the ability to deliver market-leading innovations. At December 31, 2005, CryptoLogic had 358 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, up from 291 a year earlier.

At year-end, we had 199 employees in development and compliance, representing 57% of the total. Given the importance and distinctiveness of the core aspects of our business, we have specialized teams in each strategic development area. In 2005, 36% of our development staff was in casino software, 26% in poker software, 24% in product and back-office support and 14% in global IT and operations support. This representation should not materially change in the foreseeable future.

2005 EMPLOYEE BREAKDOWN



14%
29%
57%
Development & Compliance
Sales, Licensee & Customer Support
Administrative & Finance

86% OF EMPLOYEES WERE IN DEVELOPMENT, COMPLIANCE, SALES, LICENSEE AND CUSTOMER SUPPORT.

General and Administrative Costs

General and administrative (G&A) costs include overhead and administrative costs, travel expenses and professional fees relating to our business development, infrastructure and public company listings.

In 2005, G&A expenses of $7.6 million (2004: $6.0 million) represented 9% of revenue, consistent with the previous year as a percentage of revenue due to strong revenue generation in 2005. The increase in absolute terms reflected higher costs associated with a growing organization and increased facilities and infrastructure expenditures. Given our larger company, G&A should remain relatively stable as a percentage of revenue in the immediate future, although such costs are expected to rise modestly in tandem with our growth.

Software Development Costs

$3.3 million in costs were incurred during the fourth quarter of 2005 associated with the expensing of capitalized software development and severances. These expenses arose from the Company's decision to outsource specific projects. This approach combines the strengths of in-house technical expertise with industry-leading external resources to bring innovative products to market faster. Together with the completion of the 2004/2005 investment program, this led to the consolidation and streamlining of certain development groups to optimize efficiency and use of resources. We therefore reduced staff by 34 people to a company-wide headcount of 358 at year-end.

Finance Costs

Finance costs include bank charges and fees for bank drafts. These costs were $0.42 million (2004: $0.37 million) due to the increased use of bank drafts for user withdrawals. Finance costs remained less than 1% of revenue in both 2005 and 2004.

Amortization

Amortization costs are based on the estimated useful lives of the assets and include the amortization of our investments in computer equipment, leasehold improvements, software and software licenses to support our business activities.

Amortization expense was $3.9 million (2004: $2.1 million). The increase reflected the higher investments in computer equipment, leasehold improvements, software and licenses to support our growing organization and the Company's major investment program. Accordingly, these expenses are expected to grow in absolute dollars, but increase moderately as a percentage of revenue, due to the growth of our company and as amortization for capital expenditures related to our investment program continues into 2006.

EBITDA[1]

Earnings before interest, taxes, depreciation and amortization (EBITDA[1]) increased 29% to $22.3 million (2004: $17.3 million). EBITDA[1] margin, or EBITDA[1] as a percentage of revenue, remained fairly consistent at 26% (2004: 27%), which takes into account certain unusual costs as described above (see *Software Development Costs*).

EBITDA[1] is expected to continue to deliver growth in absolute terms in 2006, and EBITDA[1] margin should progressively increase as we continue to benefit from higher revenue as a result of our investments and improving operational leverage.

INTEREST INCOME

As a result of growing cash and cash equivalents and higher interest yield, interest income more than doubled to $3.6 million (2004: $1.3 million).

PROVISION FOR INCOME TAXES

Income taxes were $1.5 million (2004: $2.9 million), including future income tax liabilities of $0.6 million primarily due to the effect of the change in foreign exchange rates during the year. The decline in 2005 primarily resulted from tax benefits derived from previously unrecognized tax losses . As we move into 2006, we expect tax rates to return to more historic levels.

EARNINGS

Reflecting strong revenue growth as described above, CryptoLogic's earnings rose 50% to $20.5 million or $1.46 per diluted share (2004: $13.7 million or $1.01 per diluted share).

CryptoLogic's focus on delivering an expanding suite of market-responsive games and support tools that drive incremental revenue for our customers in the proven, growing online casino and poker markets continues to contribute to strong bottom line performance. Both earnings and margins should continue to trend positively as we benefit from improving operational leverage and realize increasingly higher revenue. We continue to strive for long term net margins in excess of 20%.

[1] Refer to EBITDA note on page 23.

EBITDA[1]
(US$ millions)


$11.5
$17.3
$22.3
03
04
05

$22.3M

EBITDA[1] IN 2005 WAS A RECORD, UP BY 29%.

[1] Refer to EBITDA note on page 23.

RETURN ON EQUITY

CryptoLogic's return on shareholders' equity improved for the 4th consecutive year in 2005, reflecting consistent profit growth. Return on equity was 25% (2004: 22%).

	2005	2004	2003
Return on equity	**25%**	22%	21%

CRYPTOLOGIC HAS A WELL-ESTABLISHED TRACK RECORD FOR SOLID INVESTOR RETURNS.

SUMMARY OF QUARTERLY RESULTS

CryptoLogic's results may vary on a quarterly basis due to the seasonal nature of the online gaming industry. Historically, sales are slower in the second and third quarters, as Internet usage moderates in the summer months when players tend to be outdoors. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

Seasonality continued to play a factor as experienced in the second quarters of 2004 and 2005. Our performances in the third quarters of 2004 and 2005, benefited from significant gains in online poker fees fuelled by ongoing enhancements to the range of games, stakes, levels and tournament options offered through our poker software, which are helping customers attract increasing player traffic and capitalize on the high-growth phase of this game area. The 2005 third quarter also enjoyed increasing contribution from our Internet casino business. This growth was attributable to an array of new games and software capabilities that assisted our customers in attracting and retaining players by offering more choice and enhanced entertainment value.

Despite our performance in our middle fiscal quarters in 2004 and 2005, we expect seasonality in our business to be a contributing factor in casino and potentially in poker as that game area develops. However, as online gaming has become competitive and more sophisticated, the industry has become more market-oriented with new games, features and marketing initiatives that are increasingly important determinants in driving quarterly performance.

The following table sets out selected unaudited financial information of CryptoLogic on a consolidated basis for the last eight quarters. For more information, readers should refer to CryptoLogic's 2005 and 2004 quarterly financial reports.

Fiscal 2005 Quarters	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)					
Revenue	$ 20,274	$ 19,923	$ 21,049	$ 25,061	$ 86,307
Interest income	637	874	967	1,149	3,627
Earnings	4,839	4,739	5,127	5,825	20,530
Basic earnings per share	$ 0.36	$ 0.34	$ 0.37	$ 0.44	$ 1.51
Diluted earnings per share	$ 0.34	$ 0.33	$ 0.36	$ 0.43	$ 1.46
Basic weighted average number of shares (000's)	13,573	13,736	13,681	13,363	13,588
Diluted weighted average number of shares (000's)	14,184	14,361	14,063	13,665	14,067

Fiscal 2004 Quarters	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)					
Revenue	$ 15,224	$ 14,925	$ 15,616	$ 17,949	$ 63,714
Interest income	244	262	361	426	1,293
Earnings	3,821	3,197	2,856	3,794	13,668
Basic earnings per share	$ 0.30	$ 0.25	$ 0.22	$ 0.29	$ 1.05
Diluted earnings per share	$ 0.28	$ 0.23	$ 0.21	$ 0.27	$ 1.01
Basic weighted average number of shares (000's)	12,641	12,979	13,076	13,185	12,971
Diluted weighted average number of shares (000's)	13,419	13,734	13,642	13,871	13,586

LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic remained highly liquid and debt-free in 2005. Given our significant cash resources and undrawn credit facilities, we have the financial flexibility to continue investing in the enhancement of our solutions and the growth of our business, pay dividends, repurchase our own shares through issuer bids and consider prospective opportunities that may arise.

TOTAL CASH POSITION

As of December 31, 2005, our total cash position grew to $99.1 million or $7.05 per diluted share (2004: $86.0 million or $6.33 per diluted share), which comprised cash and cash equivalents, short term investments, and included security deposits of $1.5 million (2004: $7.0 million).

There was a shift in asset mix away from short term investments in favour of cash and cash equivalents during the year for more efficient cash and yield management. As a result, cash and cash equivalents more than doubled to $94.4 million of current assets and short term investments accounted for $3.2 million (2004: $43.2 million and $35.8 million, respectively).

We pledged $1.5 million in security deposits at year-end (2004: $7.0 million), down from a year ago, due to more favourable security deposit arrangements, which took effect in the second half of 2005. We maintain security on deposits as collateral granted to banks and payment processors that process deposit transactions on our behalf.

OPERATING ACTIVITIES

CryptoLogic deploys its positive cash flow to fund investment initiatives and drive long term growth. Operating cash flow increased significantly to $34.7 million (2004: $18.9 million) due largely to higher earnings and a significant decline in security deposits required as collateral to payment processors. As well, increased levels of accounts payable and accrued liabilities primarily resulted from deferred revenue representing prepayments made by licensees with integrated e-cash accounts. In 2006, we expect operating cash flow to remain strong, but return to more traditional levels in line with EBITDA[1].

FINANCING ACTIVITIES

$7.2 million was used (2004: $6.7 million provided) for financing activities in 2005.

$5.0 million was raised from the exercise of stock options during the year (2004: $8.5 million). $9.2 million was applied to repurchase 509,700 shares in 2005 through the Company's Normal Course Issuer Bids as described on pages 35 and 36 of this MD&A.

A total of $3.0 million (2004: $1.8 million) was paid in quarterly cash dividends. This higher amount was attributed to an increase in our quarterly cash dividend from $0.03 to $0.05 per share (an annual rate of $0.20) commencing with the dividend paid on December 15, 2004; and a further increase to $0.07 per share (an annual rate of $0.28) commencing with the dividend paid on December 15, 2005.

While each future quarterly dividend is subject to Board approval based on our financial results for that particular period, we expect our track record of strong

TOTAL CASH POSITION
(US$ millions)



$67.3
$86.0
$99.1
03
04
05

$99.1M

IN TOTAL CASH AT 2005 YEAR END ENSURED CRYPTOLOGIC REMAINED HIGHLY LIQUID.

[1] Refer to EBITDA note on page 23.

revenue generation, consistent earnings and positive cash flow will allow CryptoLogic to continue paying dividends on a regular basis.

INVESTING ACTIVITIES

Investing activities provided cash of $23.7 million in 2005 (2004: $26.4 million used). This was largely due to a shift of short term investments into cash and cash equivalents, in the amount of $32.6 million (2004: $19.0 million increase), for more efficient cash and interest yield management in response to volatility in interest rates.

Additionally, cash used for capital expenditures amounted to $8.9 million (2004: $7.3 million), which related to purchases in the normal course of business for hardware, software licenses, leasehold improvements and associated with our major investment program as discussed earlier.

WORKING CAPITAL

CryptoLogic's financial position remained highly liquid in 2005. Working capital increased by 17% to $73.6 million or $5.23 per diluted share as at December 31, 2005 (2004: $62.8 million or $4.62 per diluted share). The year-over-year increase was primarily due to higher earnings and a significant reduction in security deposit requirements with payment processors.

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets, consider potential acquisitions, return earnings to shareholders in the form of dividends, and repurchase common shares under our Normal Course Issuer Bid.

USER FUNDS HELD ON DEPOSIT

User funds held on deposit increased 37% to $26.0 million at December 31, 2005 (2004: $18.9 million). The increase reflects player confidence and the growth of our licensees' online gaming businesses in both casino and poker (even excluding e-cash balances from licensees responsible for their own e-cash processing). Cash related to user funds on deposit is segregated and shown separately as an asset and liability on the balance sheet, and does not form part of the Company's total cash position.

CAPITALIZATION

Since inception, CryptoLogic has had no debt and maintained this position at 2005 year-end along with unutilized credit facilities. As of December 31, 2005, we had 13.3 million common shares and 1.1 million stock options outstanding.

CryptoLogic entered 2005 with a Normal Course Issuer Bid, which authorized the buy back of up to 1.25 million common shares. We repurchased and cancelled 270,500 shares at an average price of $19.32 under this bid before it expired on September 22, 2005. On September 26, 2005, the Board of Directors approved the renewal of our Normal Course Issuer Bid, which authorizes the Company to purchase up to 1.34 million common shares from September 28, 2005 to September 27, 2006. The Company bought back a further 239,200 shares at an average price of $16.62 under our current 2005/2006 bid. In total, we repurchased 509,700 shares for $9.2 million in 2005. Our buy back programs allow us to repurchase our shares on

WORKING CAPITAL
(US$ millions)



$44.7
$62.8
$73.6
03
04
05

$73.6M

IN WORKING CAPITAL WAS UP 17% IN 2005.

1995 – 2005

occasions when we believe that our share price does not reflect the underlying value of our Company.

CASH COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following table summarizes our outstanding cash commitments as of December 31, 2005:

(In thousands of dollars)	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Long term debt	–	–	–	–	–
Capital lease obligations	–	–	–	–	–
Facility leases	$ 14,085	$ 2,180	$ 3,667	$ 2,474	$ 5,764
Other long term liabilities	–	–	–	–	–
Total outstanding cash commitments	$ 14,085	$ 2,180	$ 3,667	$ 2,474	$ 5,764

Total cash commitments at the end of fiscal 2005 totaled $14.1 million (2004: $13.3 million). The Company has entered into lease agreements for premises expiring at various periods up to July 2015.

RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. 57% of our workforce was comprised of research and development and compliance personnel at 2005 year end (2004: 61%).

CRITICAL ACCOUNTING POLICIES

CryptoLogic's accounting policies are specified in the notes to our financial statements, in particular note 1. The accounting estimates discussed below are considered particularly important as they require judgements by management. Management has instituted policies that are intended to ensure these judgements are well controlled and consistently applied from period to period.

Each time progressive jackpot casino games are played by an end user a specified amount is added to the "Jackpot". The "Jackpot" is won by a player on a random basis and is not predictive. Each "Jackpot" also has a minimum amount of prize money. The Company assumes the liability of future "Jackpot" wins for its licensees. Management provides for the "Jackpot" based on frequency of each game played, history of wins and minimum prize requirements.

The Company may receive from time to time claims for patent infringements on specific games licensed to licensees. Management reviews each claim thoroughly to determine the validity of such claim. Where in management's view there is some substance to a claim, management may accrue an amount to reflect a royalty agreement based on management's past experience and market information. Adjustments will be made to the accrual as new information is obtained or the claim is settled.

The Company has a stock option plan where the amount of compensation expensed is determined using an option pricing model. In addition, the Company provides a long term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria. Calculations for these plans with the necessary assumptions inherently mean judgements are required by management.

RELATED PARTY TRANSACTIONS

In 2005, $0.6 million (2004: $0.5 million) was paid in legal fees to Stikeman, Graham, Keeley and Spiegel LLP, a law firm that provides legal services to the Company and in which the Chairman of the Company's Board of Directors is a partner.

In 2005, the Company purchased software from another company in which an officer of the Company has a personal interest. Payments to this executive in 2005, relating to this transaction, amounted to $0.15 million with an amount of $0.04 million contingent upon performance in future periods.

RISKS AND UNCERTAINTIES

CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties.

INDUSTRY RISKS

Government Regulation

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees hold government licenses to operate Internet gaming sites in two jurisdictions: Alderney in the British Isles and the Netherlands Antilles. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming.

The Isle of Man and Alderney – both part of the British Isles – are already fully regulated environments for Internet gaming, based on high standards consistent with land-based gaming. In April 2005, the UK enacted a law to regulate online gaming for the first time in that jurisdiction. The British government is currently drafting the underlying rules and codes to establish its new regulatory framework. The first online license applications are expected to be accepted in January 2007, with licenses granted and operational by September 2007. However, there is no assurance that the UK regulatory regime will provide a commercially-viable market and may create restrictions that can have a material adverse effect on our customers, our business, revenues, operating results and financial condition.

While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and Holland where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these European Union (EU) member states are in contrast with a favourably-viewed ruling from the European Court of Justice and have prompted the European Commission (EC) to look at creating new legislation that could harmonize online gaming within the EU, in line with the EC's goal to encourage a free and open cross-border market.

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. However, legislation and legal action designed to restrict or prohibit Internet gaming may be adopted in the future in the United States or other jurisdictions.

Future decisions may have a material impact on our operations and financial results. Existing legislation, including US federal and state statutes, have been and could continue to be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk that governmental authorities may view us or our licensees as having violated such statutes. Therefore, there is a risk that criminal and civil proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

Given the legislative uncertainty, particularly in the US, we have geographically diversified our business and customer base in global markets such as the UK that embrace online gaming. Nevertheless, there can be no assurance that additional legislation will not be proposed and passed in the United States or in other potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

Payment Processing

Starting in December 2001, certain financial institutions in the United States ceased to accept online gaming transactions through their credit cards due to the uncertainty regarding the legislation of Internet gaming in that country. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues in 2002. There can be no assurance that other financial institutions or credit card issuers in the United States or other countries will not enact additional restrictions. Any such developments would have a material adverse effect on our business, revenues, operating results and financial condition. However, we have attempted to mitigate this risk with ongoing expansion of the Company's alternate payment solutions and our focus on expanding our business in Europe. In addition, the loss of a major payment option could have a material adverse affect on our business.

There can be no assurance that our systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

BUSINESS RISKS

E-commerce Adoption

The success of our electronic commerce services will depend in large part on the widespread adoption of the Internet for commercial transactions. The marketplace for electronic commerce continues to develop, and is subject to frequent and rapid technological changes. It is not possible to fully predict any trend and therefore any eventual impact on our operations and financial results.

Internet Viability and System Infrastructure and Reliability

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company's own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet's viability could be affected due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If critical issues concerning the commercial use of the Internet are not favourably resolved (including security, reliability, cost, ease of use, accessibility and quality of service), if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect Internet usage, and our business, revenues, financial condition and operating results will be materially adversely affected, and we may be forced to cease operations.

End-users of our software depend on Internet service providers, online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

Market Demand

The Internet gaming industry continues to rapidly evolve and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition.

Substantially all of our revenues to date have been derived from the licensing of our Internet gaming software and the support of our associated services through our licensing subsidiary. If the market develops more slowly than expected, or becomes saturated with competitors or competitive products or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Security

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

Reliance on Other Parties

Our electronic commerce product relies on Internet Service Providers (ISPs) to allow our licensees' customers and servers to communicate with each other. If ISPs experienced service interruptions, it may prevent communication over the Internet and impair our ability to carry on business. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the redundancy of our system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Competition

Licensees of our software compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services

1995 – 2005

in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our gaming software or our ECash software and services be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to our known current competitors.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

Dependence on Licensees

In fiscal 2005, our top 7 licensees accounted for 90% (2004: 93%) of our total revenue. In addition, a large majority of key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or the loss of their license in their respective jurisdictions could have a material adverse effect on our business, revenues, operating results and financial condition.

Chargebacks

As a result of increasing player deposit levels, we are subject to higher exposure to chargebacks, which may also result in possible penalties and shut off of the payment option. Chargebacks are any deposit transaction credited to a user's account that is later reversed or repudiated. While the Company has fraud control measures to minimize exposure and provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions.

Foreign Operations

A significant portion of our revenues is derived from licensing and support fees in non-North American countries. The Company and our licensees are subject to local laws and regulations in those jurisdictions in which they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, others have demonstrated acceptance of such activities. Currently, approximately 85 jurisdictions worldwide regulate or are in the process of legalizing some form of Internet gaming according to the River City Group, a consultancy group that provides research to the interactive gaming industry.

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees' customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Foreign Exchange

Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including US dollars, British pounds sterling, Euros, and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Legal Proceedings

We, and certain of our subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

Intellectual Property

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products' source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patent and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names "CryptoLogic" and "WagerLogic" have become known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

Hiring and Retaining Employees

Our future success is dependent on certain key management and technical personnel. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Managing Growth

We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that will put pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management's ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses or our inability to manage or build future growth efficiently could have a material adverse effect on our business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of our business strategy, we may make acquisitions of, or significant investments in, businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; changing technology approach and requirements, the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

Stock Volatility

The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ National Market and the London Stock Exchange's Main Market, this should not imply that there will always be a liquid market in our common shares.

OUTLOOK

While the global e-gaming market continues to forecast vast growth potential – estimated to reach $24 billion by 2010 (source: Global Betting and Gaming Consultants, December 2005) – competition is intensifying for players' attention and market position, and the industry remains challenged by US legislative uncertainty. CryptoLogic's record high revenue, earnings and ongoing positive cash flow generation in 2005 validate our disciplined strategy, which is aimed at driving the organic growth of a core group of brand name customers in the world's key geographies and game areas for online gaming, while seeking opportunities to selectively add new customers .

At CryptoLogic, we are guided by a concept of "ROE" or "return on effort". This means an emphasis on quality, not quantity, of customers, and on being very selective in the projects, products, games and services, which we will undertake in order to realize the best return for our customer and our organization. This disciplined approach has proven to be the right strategy as reflected in increasing returns and our strong market position achieved over the past decade.

While we are alert to earlier stage opportunities such as mobile gaming, interactive TV and game areas like skill-based gaming, we have yet to see meaningful development of these markets and the economic model to justify notable attention and investment at this time. We remain committed to the proven returns and growth prospects offered by Internet casino and Internet poker as our strongest growth drivers for the foreseeable future. Management intends to continue to lead in market innovations, and expand in step with, if not exceed, industry growth in these major areas of online gaming.

In Internet casino, we will continue to extend an increasing range of new and engaging games to help our customers refresh their offerings to players, enhance the entertainment value and foster player loyalty. In Internet poker, we will continue to enhance our software solution to build on the strong liquidity and wide choice of games, stake levels and tournaments that we provide today. We have also enhanced our back-office solution with sophisticated new relationship management tools and reporting options to help customers better understand and serve their players and provide for more effective player retention and re-activation.

Although our objective remains targeting one or two new high quality customers each year, which promise incremental growth - if they meet our specific criteria of having a trusted brand, established player base and marketing resources and commitment - our primary focus is aimed at leveraging the significant growth prospects of our existing licensees that offer the best prospects for high returns in online gaming.

We are well diversified in the major geographic regions for online gaming. We expect our current geographic mix - with more than 65% of our licensees' revenue derived from international (non-North American) players - to be appropriate to reduce reliance on any jurisdiction and maximize opportunities in the key markets around the world.

Our strong UK and European orientation and regulatory leadership ideally position CryptoLogic for a regulated e-gaming market in the UK - subject to the commercial viability of that market as an option for our licensees. As the UK government drafts the underlying codes for its new regulatory regime, which is planned to be in full operation by 2007, we will continue to emphasize investment in our regulatory compliance efforts. As one of the world's few software providers already government certified and actively adhering to high regulatory standards, we have the regulatory compliance experience to offer licensees the choice of regulated markets for their online businesses.

With our major investment program - aimed at strategic areas to drive sustainable growth - completed in 2005, we will continue to invest in our business in relation to our growth, revenue generation and potential to maintain our competitive advantage. In 2006, capital investments are expected to be in the range of 10% to 15% as a percentage of revenue to enhance our position in a competitive and growing marketplace. These expenditures will be targeted at normal course capital replacement; enhancement of our game platform, infrastructure and decision-support tools; and to meet evolving regulatory requirements, in particular, to support our position in a regulated UK market, once the rules are finalized. CryptoLogic's commitment to bring the latest product innovations and service offerings to its Internet gaming solution will always require continued investment, which is aimed at generating increasing returns in the near term and for the future.

Since 2002, we have diversified our business by key customer, geography and products. By remaining disciplined in the execution of this growth strategy, we stay clearly focused on working with a select roster of significant quality customers to build on our record of public company and regulatory compliance coupled with growing revenue, earnings and cash generation that continue to distinguish CryptoLogic as a long-established public company in the global Internet gaming industry. With increasing industry consolidation and competition, we will also apply our disciplined approach and financial strength to actively consider potential acquisitions, if appropriate, to advance our growth plans.

1995 - 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

CryptoLogic's policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Annual Report. The committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

Lewis N. Rose

President and Chief Executive Officer

Stephen B. Taylor

Chief Financial Officer

February 14, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of CryptoLogic Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

February 14, 2006

1995 – 2005

BALANCE SHEETS

(In thousands of US dollars) As at December 31	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 94,420**	$ 43,182
Security deposits (note 2)	**1,500**	7,000
Short term investments	**3,214**	35,782
Accounts receivable and other	**8,629**	6,487
Prepaid expenses	**4,615**	1,754
	112,378	94,205
User funds on deposit (note 3)	**25,953**	18,908
Capital assets (note 4)	**14,214**	9,227
Intangible assets (note 5)	**77**	106
Goodwill	**1,776**	1,776
	$154,398	$124,222
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 37,495**	$ 30,056
Income taxes payable (note 11)	**1,314**	1,331
	38,809	31,387
User funds held on deposit (note 3)	**25,953**	18,908
Future income taxes (note 11)	**2,411**	1,840
	67,173	52,135
Shareholders' equity:		
Share capital (note 7)	**25,171**	20,380
Stock options (note 8)	**2,163**	1,114
Retained earnings	**59,891**	50,593
	87,225	72,087
Commitments and contingencies (note 9)		
	$154,398	$124,222

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert H. Stikeman
Director, Chairman

Lewis N. Rose
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

EARNINGS

(In thousands of US dollars, except per share disclosure) Years ended December 31	2005	2004
REVENUE	**$ 86,307**	$ 63,714
EXPENSES		
Operating costs	**52,658**	39,975
General and administrative	**7,642**	6,028
Software development costs (note 4)	**3,287**	–
Finance	**417**	374
Amortization	**3,894**	2,089
	67,898	48,466
Earnings before undernoted	**18,409**	15,248
Interest income	**3,627**	1,293
Earnings before income taxes	**22,036**	16,541
Income taxes (note 11):		
Current	**935**	1,033
Future	**571**	1,840
	1,506	2,873
Earnings	**$ 20,530**	$ 13,668
Earnings per common share (note 10):		
Basic	**$ 1.51**	$ 1.05
Diluted	**1.46**	1.01

See accompanying notes to consolidated financial statements.

RETAINED EARNINGS

(In thousands of US dollars) Years ended December 31	2005	2004
Retained earnings, beginning of year	**$ 50,593**	$ 38,758
Earnings	**20,530**	13,668
Dividends paid	**(2,984)**	(1,833)
Excess of purchase price of treasury shares over stated value (note 7)	**(8,248)**	–
Retained earnings, end of year	**$ 59,891**	$ 50,593

See accompanying notes to consolidated financial statements.

CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars) Years ended December 31	2005	2004
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		
Earnings	**$ 20,530**	$ 13,668
Adjustments to reconcile earnings to cash provided by (used in) operating activities:		
Amortization	**3,894**	2,089
Future income taxes	**571**	1,840
Stock options	**1,807**	1,200
	26,802	18,797
Change in operating assets and liabilities:		
Security deposits	**5,500**	(450)
Accounts receivable and other	**(2,142)**	(4,098)
Prepaid expenses	**(2,861)**	(591)
Accounts payable and accrued liabilities	**7,439**	4,993
Income taxes payable	**(17)**	268
	34,721	18,919
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		
Issue of capital stock	**4,986**	8,506
Repurchase of common shares	**(9,201)**	–
Dividends paid	**(2,984)**	(1,833)
	(7,199)	6,673
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		
Purchase of intangible assets	**(2)**	(89)
Additions to capital assets	**(8,850)**	(7,296)
Short term investments	**32,568**	(19,035)
	23,716	(26,420)
Increase (decrease) in cash and cash equivalents	**51,238**	(828)
Cash and cash equivalents, beginning of year	**43,182**	44,010
Cash and cash equivalents, end of year	**$ 94,420**	$ 43,182
SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	**$ 951**	$ 765
Interest received	**3,830**	1,095
Non-cash portion of options and warrants exercised	**962**	524

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except per share disclosure and where indicated otherwise) Years ended December 31, 2005 and 2004

CryptoLogic Inc. (the "Company") is a software development company with leading proprietary commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company operates in one segment and its software is currently being used for online gaming and related electronic commerce. Substantially all of the Company's revenue is earned in US dollars, British pounds and Euros in the form of licensing fees and support services from licensees located outside of North America. Revenue from the top seven licensees constituted 90% (2004 – 93%) of revenue. The licensees' Internet businesses are licensed by the governments of Alderney in the British Isles and Netherlands Antilles. The Company measures and reports its results in US dollars.

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, and as described in note 14, conform in all material respects with accounting principles generally accepted in the United States. A summary of significant accounting policies is set out below:

(A) BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(B) REVENUE RECOGNITION:

The Company enters into non-exclusive gaming software hosting, licensing and services arrangements related to the design and operation of casino sites on the Internet on behalf of licensed casinos.

Revenue from providing software and support services to licensees is recognized, as the services are performed, on a daily basis, at the time of the gaming transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gaming profits. In addition, the Company receives a standard monthly fee for the provision of hosting and related services.

Revenue from the customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the software and support agreements.

Interest income is recognized on an accrual basis.

(C) CASH AND CASH EQUIVALENTS:

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less, and are stated at cost, which approximates market value.

(D) SHORT TERM INVESTMENTS:

Short term investments include highly liquid investments with original maturity dates between 3 and 12 months, and are stated at lower of cost or market value. At the balance sheet date, cost approximates market value.

(E) CAPITAL ASSETS:

Capital assets are stated at cost less accumulated amortization. Amortization, based on the estimated useful lives of the assets, is provided using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	30%
Office furniture and equipment	Diminishing balance	20%
Computer software and licenses	Straight line	3-5 years
Capitalized software development	Straight line	5 years
Leasehold improvements	Straight line	Term of lease

1995 – 2005

(F) SOFTWARE DEVELOPMENT:

Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. Under The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3450, *Research and Development Costs*, the Company capitalizes certain computer software development costs incurred subsequent to establishing technological feasibility; and will be amortizing the capitalized software development costs using the straight-line method over the estimated useful life of the software once the software is available for general release.

(G) INCOME TAXES:

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

(H) STOCK-BASED COMPENSATION:

(i) Stock options:

The Company has a stock option plan for directors, officers and other key employees. Effective January 1, 2003, the Company adopted the amended recommendations of CICA with respect to accounting for stock-based compensation and other stock-based payments. The Company applies the fair value method to all grants of stock options. Based on the transitional provisions, all stock options granted on or after January 1, 2003 are accounted for as capital transaction at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock and a weighted average expected life of options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on the exercise of stock options is credited to share capital.

(ii) Long term incentive plan:

Effective January 1, 2005, CryptoLogic Inc. introduced a long term incentive plan for officers and senior management of the Company. The plan provides for the granting of performance share units to reward participants for the growth in the Company's earnings per share, calculated on a fully diluted basis, and share price, with vesting over a three-year performance period. Costs related to this plan are amortized into income over the life of the plan. Awarded performance share units are recorded as a liability and adjusted to cash in the reporting period and settled in cash when fully vested.

(I) FOREIGN CURRENCY TRANSLATION:

Monetary items denominated in other than US dollars are translated into US dollars at exchange rates in effect at the balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the statements of earnings.

(J) INTANGIBLE ASSETS:

Intangible assets consist of customer lists and domain names and are amortized over their useful lives, generally three to five years.

(K) GOODWILL:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value as if it was the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statements of earnings.

For the years ended December 31, 2005 and 2004, the Company assessed impairment of goodwill and has determined that there was no impairment in value.

(L) EARNINGS PER COMMON SHARE:

The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase its common shares at the average market price during the year being reported on.

(M) DERIVATIVE INSTRUMENTS:

The Company has in prior years entered into derivative financial instruments, principally forward foreign exchange contracts (used to manage foreign currency exposures on operating costs). The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company's practice has been not to designate these contracts as hedges for accounting purposes and therefore, not formally document all relationships between hedging instruments and hedged items. Accordingly, forward foreign exchange contracts are recorded at fair value based on quoted market value and any change in fair value is recognized in operating costs in the statements of earnings; and included in either accounts receivable and other or accounts payable and accrued liabilities.

(N) VARIABLE INTEREST ENTITIES:

In June 2003, the CICA issued Accounting Guideline 15, Variable Interest Entities ("AcG-15"), which became applicable to the Company on January 1, 2005. Variable interest entities ("VIEs") include entities in which the equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.

Management assessed the Company's operations and relationships in light of AcG-15 and concluded that there are no VIEs in respect of which the Company is the primary beneficiary.

(O) USE OF ESTIMATES:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

(P) RECENT ACCOUNTING PRONOUNCEMENTS - FINANCIAL INSTRUMENTS:

In January 2005, the CICA issued Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Handbook Section 1530, *Comprehensive Income*, and Handbook Section 3865, *Hedges*. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Comprehensive income is the change in net equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. Foreign exchange gains and losses in the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders' equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The Company will assess the impact of the new standards during 2006.

2. SECURITY DEPOSITS:

Security deposits are amounts held by the Company's bank as collateral granted to foreign banks and payment processors that process deposit and credit card transactions on its behalf and as security for forward foreign exchange contracts.

3. USER FUNDS ON DEPOSIT:

User funds on deposit represent amounts deposited by end users of licensees for playing online games. These funds are treated as deposits of the end user until such games are played.

4. CAPITAL ASSETS:

	2005	2004
COST		
Computer equipment	**$ 9,108**	$ 5,559
Office furniture and equipment	**1,878**	1,226
Computer software and licenses	**6,699**	5,386
Capitalized software development	**1,489**	1,316
Leasehold improvements	**3,918**	1,004
	23,092	14,491
LESS ACCUMULATED AMORTIZATION		
Computer equipment	**3,948**	2,393
Office furniture and equipment	**396**	371
Computer software and licenses	**3,664**	1,907
Leasehold improvements	**870**	593
	8,878	5,264

	2005	2004
NET BOOK VALUE		
Computer equipment	**5,160**	3,166
Office furniture and equipment	**1,482**	855
Computer software and licenses	**3,035**	3,479
Capitalized software development	**1,489**	1,316
Leasehold improvements	**3,048**	411
Total net book value	**$ 14,214**	$ 9,227

Amortization expense of capital assets was $3,863 (2004 - $1,984).

During the course of the year, the Company determined certain software being developed no longer met the criteria for capitalization. As a result of this decision, the Company expensed $2,744 of software development costs incurred in 2005. Together with severances of $543, the Company took a total charge against earnings of $3,287 in 2005.

5. INTANGIBLE ASSETS:

Intangible assets consist of customer lists and domain names. At December 31, 2005 and 2004, customer lists with a cost of $315 have been fully amortized. At December 31, 2005, domain names have a cost of $157 (2004 - $155) and a net book value of $77 (2004 - $106).

6. CREDIT FACILITIES:

The Company has an operating credit facility with a Canadian chartered bank in the amount of $3,000. No amount has been utilized under this line in 2005 and 2004.

7. SHARE CAPITAL:

(A) AUTHORIZED:

Unlimited common shares

Issued and outstanding:

	Common shares		Series F warrants		Total
	Number	Amount	Number	Amount	amount
Balance, December 31, 2003	12,300,397	$ 11,078	30,000	$ 272	$ 11,350
Exercise of stock options	1,011,101	9,030	–	–	9,030
Balance, December 31, 2004	13,311,498	20,108	30,000	272	20,380
Repurchase and cancellation of shares	(509,700)	(953)	–	–	(953)
Exercise of stock options	498,102	5,318	–	–	5,318
Exercise of Series F purchase warrants	22,500	630	(22,500)	(204)	426
Expiry of Series F purchase warrants	–	68	(7,500)	(68)	–
Balance, December 31, 2005	13,322,400	$ 25,171	–	$ –	$ 25,171

Series F warrants:

During 2001, the Company issued Series F warrants to acquire 30,000 common shares of the Company for Cdn$23.00 per share pursuant to the acquisition of ALI Online. During the year, 22,500 warrants were exercised (2004 - nil) and 7,500 expired.

(B) NORMAL COURSE ISSUER BID:

During 2005 and 2004 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares representing 10% of the outstanding common shares at that time:

		Repurchase and cancelled shares		
Normal course issuer bid	Authorized shares	2005	2004	Total under plan
September 23, 2004 to September 22, 2005	1,250,000	**270,500**	–	270,500
September 28, 2005 to September 27, 2006	1,340,000	**239,200**	–	239,200

Under the September 23, 2004 to September 22, 2005 bid, the Company repurchased and cancelled 270,500 common shares during 2005 for a total cost of $5,225, of which $4,722, representing the excess of purchase price over stated value, was charged to retained earnings.

Under the September 28, 2005 to September 27, 2006 bid, the Company repurchased and cancelled 239,200 common shares during 2005 for a total cost of $3,976, of which $3,526, representing the excess of purchase price over stated value, was charged to retained earnings.

8. STOCK-BASED COMPENSATION:

(A) STOCK OPTION PLAN:

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase common shares. Under the plan, a maximum of 3,000,000 common shares may be issued. The exercise price of the options may not be less than the market value of the underlying common shares on the date of grant. The Company does not grant stock options with an exercise price below the market value at the date of grant. There are 351,695 (2004 - 277,209) common shares available to be issued under the stock option plan as at December 31, 2005. Options typically vest over a period of three or four years and the term of the options may not exceed five years.

Details of stock option transactions are as follows:

	2005		2004	
	Number of options	Weighted average exercise price of options (Cdn$)	Number of options	Weighted average exercise price of options (Cdn$)
Options outstanding, beginning of year	**1,427,661**	**$ 13.75**	2,317,650	$ 13.32
Granted	**337,250**	**25.93**	483,500	18.94
Exercised	**(498,102)**	**11.42**	(1,011,101)	10.86
Forfeited	**(161,736)**	**20.43**	(362,388)	25.98
Options outstanding, end of year	**1,105,073**	**17.59**	1,427,661	13.75
Options exercisable, end of year	**340,841**	**$ 15.79**	452,606	$ 12.77

1995 – 2005

	Options outstanding 2005			Options exercisable 2005	
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
(Cdn$)			(Cdn$)		(Cdn$)
$ 5.00 - $10.00	**341,750**	**1.89**	**$ 7.84**	**153,813**	**$ 8.16**
$10.01 - $15.00	**29,000**	**2.66**	**12.45**	**10,250**	**12.89**
$15.01 - $20.00	**302,210**	**3.17**	**17.55**	**97,041**	**17.87**
$20.01 - $25.00	**285,125**	**4.35**	**23.01**	**46,249**	**22.82**
$25.01 - $30.00	**92,650**	**4.03**	**27.24**	**5,150**	**25.75**
$30.01 - $35.00	**34,000**	**2.51**	**33.28**	**15,000**	**33.97**
$35.01 - $40.00	**9,338**	**2.91**	**36.80**	**3,338**	**36.06**
$40.01 - $45.00	**11,000**	**0.95**	**44.23**	**10,000**	**44.34**
	1,105,073	**3.10**	**$17.59**	**340,841**	**$15.79**

	Options outstanding 2004			Options exercisable 2004	
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
(Cdn$)			(Cdn$)		(Cdn$)
$ 5.00 - $10.00	651,069	2.89	$ 7.92	227,526	$ 8.46
$10.01 - $15.00	181,125	1.69	13.12	138,750	13.25
$15.01 - $20.00	409,917	4.16	17.43	59,667	17.18
$20.01 - $25.00	131,000	4.61	24.00	–	–
$25.01 - $30.00	19,800	4.81	25.72	600	26.58
$30.01 - $35.00	18,000	1.45	33.96	13,500	33.96
$35.01 - $40.00	6,750	1.45	36.13	5,063	36.13
$40.01 - $45.00	10,000	1.60	44.34	7,500	44.34
	1,427,661	3.25	$ 13.75	452,606	$ 12.77

The Company expenses the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Dividend yield	**0.75%**	0.75%
Risk-free interest rate	**3.25%**	2.75%
Expected volatility	**50.00%**	50.00%
Expected life of options in years	**5**	5

Included in operating costs is the cost of stock options in the amount of $1,807 (2004 - $1,200).

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions related to the CICA Handbook, additional pro forma disclosure is provided as if the fair value method of accounting had been used to account for these stock options. The fair value of options granted in 2002 was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

Dividend yield	0.00%
Risk-free interest rate	2.00%
Expected volatility	100.00%
Expected life of options in years	5

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new *accounting recommendations, the Company's earnings for the year and earnings* per share would have been changed to the following pro forma amounts:

	2005		2004	
	As reported	Pro forma	As reported	Pro forma
Earnings	**$ 20,530**	**$ 19,988**	$ 13,668	$ 13,090
Earnings per common share:				
Basic	**$ 1.51**	**$ 1.47**	$ 1.05	$ 1.01
Diluted	**1.46**	**1.42**	1.01	0.96

For stock options issued in 2002, the compensation cost for the year ended December 31, 2005 would have been $542 (2004 - $578).

(B) LONG TERM INCENTIVE PLAN:
During the year, the Company expensed $430 (2004 - nil) in costs related to the 2005 long term incentive plan.

9. COMMITMENTS AND CONTINGENCIES:

(a) The Company has lease agreements for premises expiring at various periods up to July 2015. The future minimum annual rental payments on the operating leases are as follows:

2006	$ 2,180
2007	2,088
2008	1,579
2009	1,216
2010	1,258
Thereafter	5,764

(b) The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

(c) In order to manage a portion of its exposure to foreign currency risk, the Company enters into, from time to time, forward foreign exchange contracts to purchase Canadian dollars. As at December 31, 2005, there were no such contracts outstanding. The fair value of contracts outstanding as at December 31, 2004 was $48.

In 2005, the Company recognized a total foreign exchange loss of $1,761 (2004 - $396).

10. EARNINGS PER COMMON SHARE:

Basic and diluted earnings per common share were calculated using the weighted average common shares and weighted average potential common shares.

	2005	2004
	(000's)	
Weighted average number of common shares outstanding	**13,588**	12,971
Weighted average number of common shares outstanding - diluted	**14,067**	13,586

The computations for basic and diluted earnings per common share are as follows:

	2005	2004
Earnings	**$ 20,530**	$ 13,668
Earnings per common share:		
Basic	**$ 1.51**	$ 1.05
Diluted	**1.46**	1.01

Options to purchase 54,338 common shares (2004 - 164,550) were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

11. INCOME TAXES:

The income tax provision differs from the amount which would be obtained by applying the Canadian statutory income tax rate to the earnings before income taxes. The following explains the major differences:

	2005	2004
Earnings before income taxes	**$ 22,036**	$ 16,541
Income taxes based on a statutory rate of 36.12%		
(2004 - 36.12%)	**$ 7,960**	$ 5,975
Increase (decrease) in income taxes resulting from:		
Lower effective income tax rates in foreign jurisdictions	**(4,213)**	(6,537)
Non-recognition of tax benefit of losses	**–**	1,372
Non-recognition of other temporary differences	**–**	(39)
Tax cost of non deductible items	**1,084**	1,621
Recognition of tax benefit on non-capital loss carry-back	**(1,041)**	–
Recognition of tax benefit on non-capital loss carry-forward	**(1,942)**	(595)
Future income tax liability related to foreign exchange gains	**377**	2,249
Release of valuation allowance	**(502)**	(1,687)
Other	**(217)**	514
Actual income tax expense	**$ 1,506**	$ 2,873

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
Future income tax assets:		
Non-capital tax losses carried forward	**$ –**	$ 163
Deferred financing charges	**–**	14
Capital assets	**42**	394
Amounts not deductible for income taxes	**657**	523
	699	1,094
Future income tax liabilities:		
Capital items	**(301)**	–
Unrealized foreign exchange gains	**(2,626)**	(2,249)
	(2,927)	(2,249)
Less valuation allowance	**183**	685
Net future income tax liabilities	**$ (2,411)**	$ (1,840)

12. RELATED PARTY TRANSACTIONS:

The Company currently engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $589 (2004 - $487).

During the course of the year, the Company purchased software from another company in which a member of the Company's executive has a personal interest. Payments to this individual in 2005 relating to this transaction amounted to $145 with an amount of $43 contingent upon performance in future periods.

13. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying values of financial instruments, which consist of cash and cash equivalents, security deposits, short term investments, accounts receivable and other, user funds on deposit, accounts payable and accrued liabilities and user funds held on deposit, approximate their fair values due to the short term nature of these instruments.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The Company's consolidated balance sheets and consolidated statements of earnings, retained earnings and cash flows have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In 2005 and 2004, the Company's accounting policies with respect to measurement items conforms, in all material aspects applicable to the Company, with generally accepted accounting principles in the United States ("US GAAP").

FUTURE ACCOUNTING CHANGES:

In December 2004, the US Financial Accounting Standards Board issued FASB Statement No. 123 *Share-Based Payments* ("FAS123R"), amending the accounting for share-based payments. FAS123R requires that compensation costs relating to share-based payment transactions be measured and recognized in financial statements based on the fair value of the equity or liability instruments issued. The requirements of this standard will be effective for the Company beginning January 1, 2006. Management is still in the process of determining the impact, if any, on the Company from its current policy on stock-based compensation.

TRADING INFORMATION

This table sets forth the high and low prices, as well as the volumes, of the Company's common shares as traded on the Toronto Stock Exchange, the NASDAQ National Market and the Main Market of the London Stock Exchange on a quarterly basis.

	TORONTO STOCK EXCHANGE[1]			NASDAQ[2]		
	High	Low	Volume	High	Low	Volume
2005						
First quarter	42.21	26.50	4,071,857	34.96	22.00	17,207,381
Second quarter	45.88	35.50	3,058,276	36.81	28.61	14,581,762
Third quarter	38.50	18.00	5,117,487	31.47	15.33	23,869,164
Fourth quarter	25.95	17.60	3,135,904	21.97	14.84	11,761,817
Year 2005	**45.88**	**17.60**	**15,383,524**	**36.81**	**14.84**	**67,420,124**
2004						
First quarter	23.50	15.25	2,476,389	17.80	11.80	3,395,770
Second quarter	27.95	19.75	3,745,450	20.85	14.95	4,490,879
Third quarter	24.00	15.75	1,349,020	18.48	11.82	2,457,604
Fourth quarter	30.00	17.10	3,147,560	25.49	14.11	8,801,389
Year 2004	**30.00**	**15.25**	**10,718,419**	**25.49**	**11.80**	**19,145,642**

	LONDON STOCK EXCHANGE[3]		
	High	Low	Volume
2005			
First Quarter	1,750.00	1,175.00	5,006,843
Second Quarter	1,960.00	1,552.50	1,071,790
Third Quarter	1,775.00	875.00	1,094,083
Fourth Quarter	1,225.00	852.50	757,749
Year 2005	**1,960.00**	**852.50**	**7,930,465**
2004			
First Quarter	967.50	670.00	70,072
Second Quarter	1,090.00	805.00	15,136
Third Quarter	985.00	675.00	18,183
Fourth Quarter	1,275.00	785.00	26,858
Year 2004	**1,275.00**	**670.00**	**130,249**

(1) Trading prices are in Canadian dollars.
(2) Trading prices are in US dollars.
(3) Trading prices are in British pence. On the LSE, both buy and sell side of trades are recorded.

10-YEAR REPORT

For the years ended December 31	2005	2004	2003	2002	2001
FINANCIAL DATA					
(In thousands of US dollars)					
Revenue	**86,307**	63,714	44,211	34,427	43,550
Interest and other income	**3,627**	1,293	691	672	2,215
Earnings before special charge	**20,530**	13,668	9,441	7,728	18,078
Earnings (loss)	**20,530**	13,668	9,441	(2,129)	18,078
Net margin(1)(2)	**24%**	21%	21%	22%	42%
EBITDA(1)(2)	**22,303**	17,337	11,496	8,609	17,422
EBITDA margin(1)(2)	**26%**	27%	26%	25%	40%
Operating cash flow	**34,721**	18,919	38,700	9,431	18,123
Cash, equivalents and short term investments	**97,634**	78,964	60,757	24,517	39,559
Working capital(3)	**73,569**	62,818	44,733	35,812	54,283
Total assets	**154,398**	124,222	86,066	52,530	68,445
Long term debt	**Nil**	Nil	Nil	Nil	Nil
Shareholders' equity	**87,225**	72,087	50,546	41,096	61,089
PER SHARE DATA(4)					
(In US dollars, except shares outstanding)					
Before special charge, net of tax:					
Earnings per share (basic)	**1.51**	1.05	0.77	0.63	1.33
Earnings per share (diluted)	**1.46**	1.01	0.75	0.60	1.21
After special charge, net of tax:					
Earnings (loss) per share (basic)	**1.51**	1.05	0.77	(0.17)	1.33
Earnings (loss) per share (diluted)	**1.46**	1.01	0.75	(0.17)	1.21
Working capital (basic)	**5.41**	4.84	3.65	2.92	4.00
Working capital (diluted)	**5.23**	4.62	3.55	2.78	3.63
Basic weighted average number of shares outstanding *(000's)*	**13,588**	12,971	12,245	12,257	13,567
Diluted weighted average number of shares outstanding *(000's)*	**14,067**	13,586	12,604	12,879	14,944
VALUE MEASURES					
Return on equity(1)(2)	**25%**	22%	21%	18%	31%
Price to earnings multiple (diluted)(1)(2)	**13**	25	16	8	15
OPERATING DATA					
Number of employees(5)	**358**	291	175	139	149
Number of licensees(5)	**9**	11	11	18	19
Number of registered users *(000's)*	**2,400**	2,000	1,700	1,400	1,000
Number of transactions *(000's)*	**819,000**	631,000	417,000	291,000	268,000
Processing volume *(US$ billions)*	**13.64**	8.75	5.51	3.22	2.72

Founded in 1995, CryptoLogic software was launched with its first customer in November 1996.
Financial data has been taken from audited financial statements.

(1) Non-GAAP Measures: The following measures do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other companies:
- Net margin (earnings as a percentage of revenue);
- EBITDA (earnings before interest, income taxes, depreciation and amortization) and before special charge, where applicable;
- EBITDA margin (EBITDA as a percentage of revenue);
- Return on equity (the year's earnings divided by the average shareholders' equity for that year); and
- Price to earnings multiple (closing year's share price divided by earnings per share).

(2) Before non-recurring special charge in 2002, 1998 and 1997.
(3) Working capital (current assets minus current liabilities).
(4) Calculation of per share data based on treasury method.
(5) As at year end.

10-YEAR REPORT

For the years ended December 31	2000	1999	1998	1997	1996
FINANCIAL DATA					
(In thousands of US dollars)					
Revenue	34,390	30,980	22,132	12,393	144
Interest and other income	3,254	1,704	789	95	6
Earnings (loss) before special charge	15,485	20,561	14,290	8,930	(421)
Earnings (loss)	15,485	20,561	16,713	6,116	(421)
Net margin[1][2]	45%	66%	65%	72%	(292%)
EBITDA[1][2]	14,798	20,174	14,429	9,094	(412)
EBITDA margin[1][2]	43%	65%	65%	73%	(286%)
Operating cash flow	5,263	21,123	17,161	4,454	(328)
Cash, equivalents and short term investments	40,882	39,885	18,632	5,742	479
Working capital[3]	55,341	44,245	24,282	7,668	385
Total assets	62,456	49,561	27,436	9,502	633
Long term debt	Nil	Nil	Nil	Nil	Nil
Shareholders' equity	57,610	45,840	25,012	7,921	482
PER SHARE DATA[4]					
(In US dollars, except shares outstanding)					
Before special charge, net of tax:					
Earnings (loss) per share (basic)	1.18	2.40	1.70	1.29	(0.08)
Earnings (loss) per share (diluted)	1.03	1.40	0.94	0.62	(0.08)
After special charge, net of tax:					
Earnings (loss) per share (basic)	1.18	2.40	1.99	0.89	(0.08)
Earnings (loss) per share (diluted)	1.03	1.40	1.10	0.43	(0.08)
Working capital (basic)	4.22	5.16	2.89	1.11	0.08
Working capital (diluted)	3.67	2.87	1.59	0.52	0.07
Basic weighted average number of shares outstanding *(000's)*	13,103	8,570	8,396	6,893	5,016
Diluted weighted average number of shares outstanding *(000's)*	15,070	15,420	15,298	14,730	5,473
VALUE MEASURES					
Return on equity[1][2]	30%	58%	87%	213%	(117%)
Price to earnings multiple (diluted)[1][2]	9	13	7	46	(26)
OPERATING DATA					
Number of employees[5]	105	86	58	40	14
Number of licensees[5]	20	15	11	7	1
Number of registered users *(000's)*	680	480	345	150	20
Number of transactions *(000's)*	185,000	159,000	127,000	61,000	10,000
Processing volume *(US$ billions)*	2.00	1.60	0.99	0.47	0.10

Founded in 1995, CryptoLogic software was launched with its first customer in November 1996.
Financial data has been taken from audited financial statements.
(1) Non-GAAP Measures: The following measures do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other companies:
- Net margin (earnings as a percentage of revenue);
- EBITDA (earnings before interest, income taxes, depreciation and amortization) and before special charge, where applicable;
- EBITDA margin (EBITDA as a percentage of revenue);
- Return on equity (the year's earnings divided by the average shareholders' equity for that year); and
- Price to earnings multiple (closing year's share price divided by earnings per share).

(2) Before non-recurring special charge in 2002, 1998 and 1997.
(3) Working capital (current assets minus current liabilities).
(4) Calculation of per share data based on imputed interest method.
(5) As at year end.

BOARD OF DIRECTORS

ROBERT H. STIKEMAN, AGE 60
CHAIRMAN, DIRECTOR[(2)(4)]
Robert Stikeman has been a partner for the past 20 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. He acts as outside counsel to CryptoLogic. He is an officer and director of several publicly traded companies.





EDWARD L. GREENSPAN, QC, AGE 62
DIRECTOR[(2)(3)(4)]
Edward Greenspan is the senior partner of the Toronto law firm of Greenspan, White. He has been practicing in Toronto since 1970 and received his Queen's Counsel in 1982. He taught law at the University of Toronto Law School for approximately 28 years. He has been involved in some of the most high profile cases in Canada. Edward was a Director of Alliance Communications Corp.

RANDALL ABRAMSON, AGE 39, DIRECTOR[(1)(3)(4)]
Randall Abramson is co-founder and President of Strategic Capital Partners Inc. and co-founder and CEO of its affiliate, Strategic Advisors Corp., both portfolio management firms for high net worth individuals and institutions. Randall has over 10 years of fund management experience including portfolio manager roles at Connor Clark & Company, and Hodgson Roberton Laing Limited (now Yield Management Group).





LEWIS N. ROSE, CA, AGE 47, PRESIDENT AND CHIEF EXECUTIVE OFFICER, DIRECTOR
Lewis Rose is President and CEO of CryptoLogic, having joined the Company in July 2002. He has over 20 years of experience in the consumer products, entertainment and financial services sectors with senior leadership roles at some of North America's largest publicly traded companies, including Alliance Atlantis Communications Inc., Maple Leaf Foods Inc. and Wood Gundy Inc. (now CIBC World Markets).

STEPHEN H. FREEDHOFF, CA, CFP, AGE 70
DIRECTOR[(1)(2)(3)]
Stephen Freedhoff has been a self-employed consultant since July 1999. Previously he was a partner of a Canadian national accounting firm for 30 years.





NIGEL T. SIMON, AGE 50, DIRECTOR[(1)(3)]
Nigel Simon has been a self-employed consultant since January 2005. Previously, he held senior management and marketing roles for 20 years with Gallaher Group PLC, an approximately $4 billion FTSE 50 and NYSE-listed international tobacco company based in the UK. He served for 7 years as a Main Board Director of Gallaher, held positions as Chairman of Germany's largest vending retailer, and as a Board member for Germany's largest convenience store wholesaler.

(1) Member of Audit Committee
(2) Member of Corporate Governance and Compliance Committee
(3) Member of Compensation Committee
(4) Member of Nominating Committee

CORPORATE DIRECTORY

DIRECTORS

Robert H. Stikeman, Chairman
Randall Abramson
Stephen H. Freedhoff
Edward L. Greenspan
Lewis N. Rose
Nigel T. Simon

OFFICERS

Lewis N. Rose
President and Chief Executive Officer

Stephen B. Taylor
Chief Financial Officer

Michael Starzynski
Chief Technology Officer

Andrew Goetsch
Vice President,
Poker Software Development

Marilyn Shabot
Vice President,
Human Resources

LEGAL COUNSEL

Stikeman, Graham, Keeley
& Spiegel LLP
Toronto, Canada

AUDITORS

KPMG LLP
Chartered Accountants
Toronto, Canada

BANKER

Bank of Montreal
Toronto, Canada

TRANSFER AGENTS

Equity Transfer Services Inc.
Toronto, Canada

Continental Stock Transfer &
Trust Company
New York, USA

COMMON SHARES LISTED

TSX Symbol: CRY
NASDAQ Symbol: CRYP
LSE Symbol: CRP

CORPORATE GOVERNANCE

Information regarding the Company's corporate governance policy and practices can be found in the Company's management information circular.

HEAD OFFICE

CryptoLogic Inc.
55 St. Clair Avenue West
3rd Floor
Toronto, Ontario
Canada M4V 2Y7

INVESTOR RELATIONS

Nancy Chan-Palmateer
Director, Communications
Telephone: 416-545-1455
Facsimile: 416-545-1454
E-mail:
investor.relations@cryptologic.com

WEB SITE

www.cryptologic.com

CRYPTOLOGIC INC. ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Thursday, May 11, 2006 at 4:30 p.m. (Eastern)

The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada

1995 – 2005

Printed in Canada

PLAY THE WORLD™

CRYPTOLOGIC®

In 2005, CryptoLogic celebrated a decade
in business as a world-leading blue-chip e-gaming software company.

10 YEARS OF INNOVATION –
developing and delivering the world's

10 YEARS OF INTEGRITY –
as one of the world's first public
e-gaming software companies, leading
the move toward a regulated industry
for the benefit of players worldwide,
and working with the most trusted
gaming and entertainment brands.

10 YEARS OF PROVEN PERFORMANCE –
delivering a consistent record of strong revenue
excellen

CryptoLogic is a new breed of blue-chip company:
a company that offers the growth and promise of the new economy,
along with the solid fundamentals of the old.

www.cryptologic.com

– 2005